Exhibit 10.24

LICENSE

AND CO-COMMERCIALIZATION AGREEMENT

BY AND BETWEEN

ARQULE, INC.

and

DAIICHI SANKYO CO., LTD

November 8, 2011

 [*] = CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS.  OMITTED TEXT IS INDICATED BY AN “*”.

i

ii

List of Schedules

Schedule 1	ARQULE Patent Rights
Schedule 2	Material Terms to be Included in Co-Commercialization Agreement

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LICENSE AND CO-COMMERCIALIZATION AGREEMENT

This LICENSE AND CO-COMMERCIALIZATION AGREEMENT (this “Agreement”) is entered into as of November 8, 2011 (the “Effective Date”), by and between ArQule, Inc., a Delaware corporation with offices at 19 Presidential Way, Woburn, Massachusetts 01801 (“ARQULE”), and Daiichi Sankyo Co., Ltd., a Japanese company organized under the laws of Japan with offices at 3-5-1 Nihonbashi Honcho, Chuo-ku, Tokyo 103-8426, Japan (“DS”).  Each of DS and ARQULE is sometimes referred to individually herein as a “Party” and collectively as the “Parties.”

WHEREAS, the Parties are parties to that certain Collaborative Research, Development and License Agreement dated November 7, 2008, as amended (the “Collaborative Research Agreement”);

WHEREAS, ARQ 092 has been designated as a Primary Development Compound pursuant to Section 3.6 of the Collaborative Research Agreement;

WHEREAS, DS designated * (*) Back-Up Compounds to ARQ 092 pursuant to Section 7.1.2 (b) of the Collaborative Research Agreement; and

WHEREAS, DS has exercised the DS Option for ARQ 092 and related Back-Up Compounds pursuant to Section 7.1.2 of the Collaborative Research Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the Parties hereto, intending to be legally bound, hereby agree as follows:

1.           DEFINITIONS

Whenever used in this Agreement with an initial capital letter, the terms defined in this Article 1 and in Schedule 2 attached hereto shall have the meanings specified.

1.1           “AAA” means the American Arbitration Association.

1.2           “Acceptance” means, with respect to a Drug Approval Application filed for a Product (a) in the United States, the receipt of written notice from the FDA in accordance with 21 CFR 314.101(a)(2) that such Drug Approval Application is officially “filed” and (b) in the European Union, the receipt of written notice of validation by the EMA of such Drug Approval Application under the centralized European procedure in accordance with EMA Standard Operating Procedure (Document No:  SOP/H/3009); provided, that, if the centralized filing procedure is not used, then Acceptance shall be determined upon the acceptance of such Drug Approval Application by the applicable Regulatory Authority in any Major European Country.

1.3           “Adverse Event” means any unfavorable and unintended change in the structure (signs), function (symptoms), or chemistry (laboratory data), of the body temporally associated with the use of a Licensed Product, whether or not considered related to the use of such Licensed Product.  Changes resulting from normal growth and development which do not vary significantly in frequency or severity from expected levels are not Adverse Events.

1.4           “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more affiliates, controls, or is controlled by, or is under common control with, such Person.  For purposes of this definition, “control” means (a) ownership of fifty percent (50%) or more of the shares of stock entitled to vote for the election of directors in the case of a corporation, or fifty percent (50%) or more of the equity interests in the case of any other type of legal entity, (b) status as a general partner in any partnership, or (c) any other arrangement whereby a Person controls or has the right to control the board of directors of a corporation or equivalent governing body of an entity other than a corporation.

1.5           “AKT Inhibitor” means ARQ 092 and any therapeutic agent that *.

1.6           “Annual Net Sales” means, with respect to any Calendar Year, the aggregate amount of the Net Sales for such Calendar Year.

1.7           “API” means the active pharmaceutical ingredient known as ARQ 092 and/or any other Collaboration Compound Developed and Commercialized under this Agreement.

1.8           “Applicable Laws” means any Federal, state, local, national and supra-national laws, statutes, rules and regulations, including any rules, regulations, guidance, guidelines or requirements of Regulatory Authorities, national securities exchanges or securities listing organizations, that are in effect from time to time during the Term and applicable to a particular activity hereunder.

1.9           “Approved Non-Cancer Indication” means any Non-Cancer Indication which the Parties agree to add to the Field pursuant to Section 3.14.

1.10         “ARQ 092” means the AKT Inhibitor Controlled by ARQULE and described more fully on the Collaboration Compound List previously agreed by the Parties.

1.11         “ARQULE Background Technology” means any Technology that is used by ARQULE, or provided by ARQULE for use, in the Development Program or that is disclosed by ARQULE to DS or of which DS otherwise becomes aware solely as a result of this Agreement and that is (a) Controlled by ARQULE as of the Effective Date, or (b) conceived or first reduced to practice by employees of, or consultants to, ARQULE after the Effective Date other than in the conduct of ARQULE Development Activities and without the use in any material respect of any DS Technology, DS Patent Rights or DS Materials.  For purposes of clarity, ARQULE Background Technology shall not include ARQULE Program Technology or ARQULE’s interest in Joint Technology, but shall include all Technology relating to the mechanism of inhibition of ARQ 092.

1.12         “ARQULE Co-Commercialization Activities” means, with respect to each Co-Commercialized Licensed Product, the Commercialization activities specified to be conducted by ARQULE in the Co-Commercialization Territory in any Product Commercialization Plan applicable thereto (or amendment thereto) and/or in the Co-Commercialization Agreement.

1.13         “ARQULE Development Activities” means all Development activities (including without limitation all Development activities conducted with respect to Co-Commercialized Licensed Products) specified to be conducted by ARQULE in any Phase 1 Development Plan and any Global Development Plan (or any amendment thereto), as well as all Development activities conducted by ARQULE not specified in a Global Development Plan but approved by the JEC as a Unanimous Decision.

1.14         “ARQULE Materials” means any Proprietary Materials that are Controlled by ARQULE and used by ARQULE, or provided by ARQULE for use, in the Development Program.  For purposes of clarity, ARQULE Materials shall include the Collaboration Compounds.

1.15           “ARQULE Patent Rights” means any Patent Rights that contain one or more claims that cover ARQULE Technology, including, but not limited to, the Patent Rights listed in Schedule 1 attached hereto.  For purposes of clarity, ARQULE Patent Rights includes all ARQULE Program Patent Rights.

1.16           “ARQULE Program Patent Rights” means any Patent Rights Controlled by ARQULE that contain one or more claims that cover ARQULE Program Technology.

1.17           “ARQULE Program Technology” means (a) any Product Technology that covers the mechanism of action and/or mechanism of inhibition of a Collaboration Compound and/or Licensed Product; (b) any Program Technology that is conceived or first reduced to practice by employees of, or consultants to, ARQULE, alone or jointly with any Third Party, without the use in any material respect of any DS Technology, DS Patent Rights, DS Materials or Joint Technology; and (c) all Collaboration Compounds that were identified by either Party in the conduct of the Research Program.

1.18           “ARQULE Technology” means, collectively, ARQULE Background Technology and ARQULE Program Technology.

1.19           “Back-Up Compound” means the * (*) AKT Inhibitors designated by DS pursuant to Section 7.1.2 (b) of the Collaborative Research Agreement and described more fully on the Collaboration Compound List previously agreed by the Parties.

1.20           “Business Day” means any day on which banking institutions in New York and Tokyo are open for business.

1.21           “Calendar Quarter” means the period beginning on the Effective Date and ending on the last day of the calendar quarter in which the Effective Date falls, and thereafter each successive period of three (3) consecutive calendar months ending on March 31, June 30, September 30 or December 31.

1.22           “Calendar Year” means each successive period of twelve (12) months commencing on January 1 and ending on December 31.

1.23           “Cancer Indication” means any and all Indications for cancer or metastasis.

1.24           “Challenge” means any challenge to the validity or enforceability of any of the ARQULE Patent Rights in the absence of a material breach of this Agreement by ARQULE, including without limitation by (a) filing a declaratory judgment action in which any of the ARQULE Patent Rights is alleged to be invalid or unenforceable; (b) citing prior art pursuant to 35 U.S.C. §301, filing a request for re-examination of any of the ARQULE Patent Rights pursuant to 35 U.S.C. §302 and/or §311, or provoking an interference with an application for any of the ARQULE Patent Rights pursuant to 35 U.S.C. §135; or (c) filing or commencing any re-examination, opposition, cancellation, nullity or similar proceedings against any of the ARQULE Patent Rights in any country.

1.25           “Clinical Trial” means a clinical study of a Licensed Product involving the administration of such Licensed Product to patients for any Targeted Indication, and includes any Phase 1 Clinical Trial, Phase 2 Clinical Trial, Phase 3 Clinical Trial, Phase 4 Clinical Trial and Phase 5 Clinical Trial, as applicable.

1.26           “Co-Commercialize” or “Co-Commercialization” means with respect to any Co-Commercialized Licensed Product, the joint Detailing of such Co-Commercialized Licensed Product in the Co-Commercialization Territory using a coordinated sales force consisting of representatives of both Parties.  When used as a verb, “Co-Commercializing” means to engage in Co-Commercialization.

1.27           “Co-Commercialization Option Period” means, with respect to each Licensed Product, the period commencing on the Effective Date and continuing until the later of (a) * (*) days prior to the Initiation of the first Phase 3 Clinical Trial with respect to that Licensed Product, or (b) * (*) days after DS gives ARQULE a Phase 3 Notice pursuant to Section 3.12.1.

1.28           “Co-Commercialization Territory” means the U.S. Territory.

1.29           “Collaboration” means the alliance of ARQULE and DS established pursuant to this Agreement for the purposes of Developing Collaboration Compounds and Licensed Products and Commercializing Licensed Products in the Field in the Territory.

1.30           “Collaboration Compound” means, collectively, ARQ 092 and any Back-Up Compound, as well as any *.

1.31           “Commercially Reasonable Efforts” means (a) with respect to activities of ARQULE in the Development Program, the Development of a particular Licensed Product and/or in the Commercialization of any Co-Commercialized Licensed Product, the efforts and resources comparable to those undertaken by ARQULE in pursuing intellectual property protection and the research, discovery or commercialization of proprietary materials and the development of product candidates, as applicable, that are not subject to the Collaboration and that are at an equivalent stage of development or commercialization and have similar market potential and are at a similar stage in their lifecycle; and (b) with respect to activities of DS in the Development Program, the Development of a particular Licensed Product and/or in the Commercialization of a particular Licensed Product (including any Co-Commercialized Licensed Product), the efforts and resources comparable to those undertaken by DS in pursuing intellectual property protection and development of product candidates and commercialization of products, as applicable, that are not subject to the Collaboration and that are at an equivalent stage of development or commercialization and have similar market potential and are at a similar stage in their lifecycle.  For purposes of both (a) and (b) above, all relevant factors as measured by the facts and circumstances at the time such efforts are due shall be taken into account, including, as applicable and without limitation, mechanism of action; efficacy and safety; product profile; actual or anticipated Regulatory Authority approved labeling; and the nature and extent of market exclusivity (including patent coverage, proprietary position and regulatory exclusivity; cost, time required for and likelihood of obtaining Commercialization Regulatory Approval; competitiveness of alternative products and market conditions; actual or projected profitability and availability of capacity to manufacture and supply for commercial sale).

1.32           “Commercialization” or “Commercialize” means any and all activities directed to the commercialization of a Licensed Product, including marketing, development and scale-up of processes for Manufacture of API and Licensed Product for commercial sale, Manufacturing for commercial sale, promoting, detailing, distributing, offering to sell and selling a Licensed Product, importing a Licensed Product for sale under the Product Trademarks selected by DS, conducting post-marketing human clinical studies and interacting with Regulatory Authorities regarding the foregoing.  When used as a verb, “to Commercialize” and “Commercializing” means to engage in Commercialization and “Commercialized” has a corresponding meaning.

1.33           “Commercialization Regulatory Approval” means, with respect to any Licensed Product, the Regulatory Approval required by Applicable Laws to sell such Licensed Product for use for a Targeted Indication in the Field in a country or region in the Territory, as well as, to the extent required by Applicable Laws for the sale of the Licensed Product, Pricing Approvals and government reimbursement approvals.  For purposes of clarity, (a) “Commercialization Regulatory Approval” in the United States means final approval of an NDA or sNDA permitting marketing of the applicable Licensed Product in interstate commerce in the United States; (b) “Commercialization Regulatory Approval” in the European Union means marketing authorization for the applicable Licensed Product granted either by a Regulatory Authority in any Major European Country or by the EMA pursuant to Council Directive 2001/83/EC, as amended, or Council Regulation 2309/93/EEC, as amended, together, if required by Applicable Laws, with the first Price approval and government reimbursement approval for the applicable Licensed Product granted by a Regulatory Authority in any Major European Country; and (c) “Commercialization Regulatory Approval” in any country outside of the United States or the European Union means the equivalent approval in such country.

1.34           “Committee” means the JEC or any other committee or sub-committee to be established hereunder.

1.35           “Completion” means, with respect to any Clinical Trial, the date on which all material data reasonably expected to be derived therefrom has been generated and the final study report with respect thereto has been finalized.

1.36           “Confidential Information” means (a) with respect to ARQULE, all tangible embodiments of ARQULE Technology, (b) with respect to DS, all tangible embodiments of DS Technology and (c) with respect to each Party, (i) all tangible embodiments of Joint Technology and (ii) all information, Technology and Proprietary Materials that are disclosed or provided by or on behalf of such Party (the “disclosing Party”) to the other Party (the “receiving Party”) or to any of the receiving Party’s employees, consultants, Affiliates, Sublicensees or Third Party subcontractors hereunder or of which the receiving Party or any of its employees, consultants, Affiliates, Sublicensees or Third Party subcontractors has become aware or hereafter becomes aware solely as a result of this Agreement, provided, that, none of the foregoing shall be Confidential Information if:  (A) as of the date of disclosure, it is known to the receiving Party or its Affiliates as demonstrated by contemporaneous credible written documentation, other than by virtue of a prior confidential disclosure to such receiving Party; (B) as of the date of disclosure it is in the public domain, or it subsequently enters the public domain through no fault of the receiving Party; (C) it is obtained by the receiving Party from a Third Party having a lawful right to make such disclosure free from any obligation of confidentiality to the disclosing Party; or (D) it is independently developed by or for the receiving Party without reference to or use of any Confidential Information of the disclosing Party as demonstrated by contemporaneous credible written documentation.  For purposes of clarity, unless excluded from Confidential Information pursuant to the proviso at the end of the preceding sentence, any scientific, technical or financial information of a Party that is disclosed at any meeting of any Committee or disclosed through an audit report shall constitute Confidential Information of the disclosing Party.  Subject to the rights of the Parties to make disclosures as set forth in Article 5, the terms of this Agreement shall constitute Confidential Information of each Party.  Notwithstanding the proviso (A), (C) and (D) at the end of the third preceding sentence, all Mechanism of Inhibition Information shall be ARQULE Confidential Information.

1.37           “Control” or “Controlled” means (a) with respect to Technology (other than Proprietary Materials) or Patent Rights, the possession by a Party of the right to grant a license or sublicense to such Technology or Patent Rights as provided herein without the payment of additional consideration to, and without violating the terms of any agreement or arrangement with, any Third Party and without violating any Applicable Laws and (b) with respect to Proprietary Materials, the possession by a Party of the right to supply such Proprietary Materials to the other Party as provided herein without the payment of additional consideration to, and without violating the terms of any agreement or arrangement with, any Third Party and without violating any Applicable Laws.

1.38           “Derived” has the meaning set forth in the Collaborative Research Agreement.

1.39           “Detail” means with respect to a Co-Commercialized Licensed Product, an interactive, live, face-to-face contact of a representative within the Co-Commercialization Territory with a medical professional with prescribing authority or other individuals or entities that have a significant impact or influence on prescribing decisions, in an effort to increase physician prescribing preferences of such Co-Commercialized Licensed Product for its approved uses within the Co-Commercialization Territory.  When used as a verb, “Detailing” means performing Details.  When used as an adjective, “Detailing” means of or related to performing Details.

1.40           “Development” or “Develop” means, with respect to each Collaboration Compound and/or Licensed Product (including without limitation any Co-Commercialized Licensed Product), all non-clinical and clinical activities performed in order to develop formulations or forms of a Licensed Product and/or to obtain Regulatory Approval of a Licensed Product (including without limitation any Co-Commercialized Licensed Product) derived from such Collaboration Compound or Licensed Product in accordance with this Agreement.  For purposes of clarity, these activities include, without limitation, in vivo animal testing, preclinical safety testing, test method development and stability testing, regulatory toxicology studies, formulation, process development for Manufacturing of API and Licensed Product for use in Clinical Trials, scale-up of processes for Manufacturing of API and Licensed Product for use in Clinical Trials, quality assurance/quality control development, statistical analysis and report writing, clinical trial design and operations, the conduct of Clinical Trials (including the Manufacturing of API and Licensed Product for use in Clinical Trials), regulatory toxicology studies, drug metabolism and pharmacokinetics studies, preparing and filing Drug Approval Applications, the conduct of Regulatory Activities related to the foregoing, consultation to key opinion leaders or outside experts (e.g. KOL meeting), and certain activities to be performed by the commercial function of the Parties for supporting Development (e.g., market research).  When used as a verb, “Developing” means to engage in Development and “Developed” has a corresponding meaning.

1.41           “Development Costs” means all out-of-pocket costs and internal costs incurred by a Party (or for its account by an Affiliate or a Third Party) on or after the Effective Date and are attributable to the Development of a Licensed Product.

1.42           “Development Program” means the Development activities to be conducted during the Term with respect to each Collaboration Compound and Licensed Product (including without limitation Co-Commercialized Licensed Products) pursuant to the Phase 1 Development Plan or the Global Development Plan, with the objective of developing such Collaboration Compound into a Licensed Product.

1.43           “DMF” means a Drug Master File maintained with the FDA or its equivalent maintained with a Regulatory Authority in other countries within the Territory.

1.44           “Drug Approval Application” means, with respect to each Licensed Product in a particular country or region, an application for Commercialization Regulatory Approval for such Licensed Product in such country or region, including without limitation:  (a) an NDA or sNDA; (b) a counterpart of an NDA or sNDA in any country or region in the Territory; and (c) all supplements and amendments to any of the foregoing.

1.45           “DS Background Technology” means any Technology that is used by DS, or provided by DS for use, in the Development Program or that is disclosed by DS to ARQULE or of which ARQULE otherwise becomes aware solely as a result of this Agreement and that is (a) Controlled by DS as of the Effective Date, or (b) conceived or first reduced to practice by employees of, or consultants to, DS after the Effective Date other than in the conduct of DS Development Activities and without the use in any material respect of any Collaboration Compounds, ARQULE Technology, ARQULE Patent Rights or ARQULE Materials.  For purposes of clarity, DS Background Technology shall not include DS Program Technology or DS’s interest in Joint Technology.

1.46           “DS Development Activities” means all Development activities (including without limitation all Development activities conducted with respect to Co-Commercialized Licensed Products) specified to be conducted by DS in any Global Development Plan (or any amendment thereto), as well as all Development activities conducted by DS, not specified in a Global Development Plan, at DS’s discretion.

1.47           “DS Materials” means any Proprietary Materials that are Controlled by DS and used by DS, or provided by DS for use, in the Development Program.

1.48           “DS Patent Rights” means any Patent Rights Controlled by DS that contain one or more claims that cover DS Technology.

1.49           “DS Program Patent Rights” means any Patent Rights Controlled by DS that contain one or more claims that cover DS Program Technology.

1.50           “DS Program Technology” means any Program Technology that (a) is not ARQULE Program Technology or Joint Technology and (b) is conceived or first reduced to practice by employees of, or consultants to, DS, alone or jointly with any Third Party, without the use in any material respect of any ARQULE Technology, ARQULE Patent Rights, ARQULE Materials or Joint Technology.

1.51           “DS Technology” means, collectively, DS Background Technology and DS Program Technology.

1.52           “EMA” means the European Medicines Agency or any successor agency or authority thereto.

1.53           “European Union” or “EU” means the countries of the European Union, as the European Union is constituted as of the Effective Date and as it may be expanded from time to time during the Term.

1.54           “FDA” means the United States Food and Drug Administration or any successor agency or authority thereto.

1.55           “FDCA” means the United States Federal Food, Drug, and Cosmetic Act, as amended.

1.56           “Field” means the prevention, treatment, cure and/or delay of the onset or progression in humans of all Targeted Indications.

1.57           “First Commercial Sale” means, with respect to a Licensed Product in a country in the Territory, the first sale, transfer or disposition for value or for an end user of such Licensed Product in such country.  For purposes of clarity, the use of any Licensed Product in Clinical Trials or the disposal or transfer of Licensed Products for a bona fide charitable purpose or a commercially reasonable sampling program, shall not be deemed to be a sale, transfer or disposition for value or for an end user, with respect to a Licensed Product in a country in the Territory.

1.58           “Force Majeure” means any occurrence beyond the reasonable control of a Party that (a) prevents or substantially interferes with the performance by such Party of any of its obligations hereunder and (b) occurs by reason of any act of God, flood, fire, explosion, earthquake, strike, lockout, labor dispute, casualty or accident, or war, revolution, civil commotion, act of terrorism, blockage or embargo, or any injunction, law, order, proclamation, regulation, ordinance, demand or requirement of any government or of any subdivision, authority or representative of any such government.

1.59           “Global Development Plan” means, with respect to each Collaboration Compound and Licensed Product, the written plan for, and budget applicable to, the Development activities to be conducted for such Collaboration Compound and Licensed Product for the Targeted Indications for the Territory, as such written plan may be amended, modified or updated in accordance with Section 3.1.2(a).

1.60           “GLP” means the then current Good Laboratory Practice Standards promulgated or endorsed by the FDA or in the case of foreign jurisdictions, comparable regulatory standards promulgated or endorsed by the applicable Regulatory Authority, including those procedures contemplated by any Regulatory Filings.

1.61           “GMP” means current Good Manufacturing Practices that apply to the Manufacture of API and Licensed Product, including, without limitation, the United States regulations set forth under Title 21 of the United States Code of Federal Regulations, parts 210, 211 and 600-680, as may be amended from time-to-time, as well as all applicable guidance published from time-to-time by the FDA.

1.62           “Hatch-Waxman Act” means the Drug Price Competition and Patent Term Restoration Act of 1984, as amended.

1.63           “IND” means:  (a) an Investigational New Drug Application as defined in the FDCA and regulations promulgated thereunder or any successor application or procedure required to initiate clinical testing of a Licensed Product in humans in the United States; (b) a counterpart of an Investigational New Drug Application that is required in any other country or region in the Territory before beginning clinical testing of a Licensed Product in humans in such country or region; and (c) all supplements and amendments to any of the foregoing.

1.64           “Indication” means any human disease or condition which can be treated, prevented, cured or the onset or progression of which can be delayed.  For purposes of clarity, distinctions between human indications, diseases or conditions with respect to a Licensed Product shall be made by reference to the World Health Organization International Classification of Diseases, version 10 (as revised and updated, the “ICD10”).

1.65           “Initiation” means, with respect to a Clinical Trial, the first date that a subject or patient is dosed in such Clinical Trial.

1.66           “Joint Decision” means (a) decisions related to issues on which the Parties have failed to reach agreement on during the negotiation of the Co-Commercialization Agreement and (b) any other decision designated as a Joint Decision herein.

1.67           “Joint Patent Rights” means Patent Rights that contain one or more claims that cover Joint Technology.

1.68           “Joint Executive Committee” or “JEC” means the committee composed of ARQULE and DS representatives established pursuant to Section 2.1.

1.69           “Joint Technology” means (A) any Program Technology, other than (1) Product Technology that covers the mechanism of action and/or mechanism of inhibition of a Collaboration Compound and/or Licensed Product and (2) Collaboration Compounds that were identified by either Party in the conduct of the Research Program, that is (a) jointly conceived or first reduced to practice by one or more employees of or consultants to DS and one or more employees of or consultants to ARQULE, (b) conceived or first reduced to practice solely by one or more employees of, or consultants to, a Party resulting from the use in any material respect of any (i) Joint Technology or (ii) Patent Rights, Technology or Proprietary Materials Controlled by the other Party, and (B) any Product Technology that covers the composition of matter, synthesis, formulation, delivery and/or method of use (as a single agent or in combination with another agent) of a Collaboration Compound and/or Licensed Product that is conceived or first reduced to practice solely by one or more employees of or consultants to DS, alone or jointly with any Third Party.

1.70           “Key Regulatory Filings” means (a) any IND, NDA, sNDA, other Drug Approval Applications, application for designation as an “Orphan Product(s)” under the Orphan Drug Act, for “Fast Track” status under Section 506 of the FDCA (21 U.S.C.  § 356) or for a Special Protocol Assessment under Section 505(b)(4)(B) and (C) of the FDCA (21 U.S.C.  § 355(b)(4)(B)) and counterparts to the foregoing in the EU or any Major European Country, periodic safety update reports, and briefing documents presented to the FDA, the EMA or any Regulatory Authority in any Major European Country, (b) all supplements and amendments to any of the foregoing, and (c) any Regulatory Filing relating to the Licensed Product label, Targeted Indications, warnings, side effects and precautions.

1.71           “Licensed Patent Rights” means any ARQULE Patent Rights and ARQULE’s interest in Joint Patent Rights that (a) contain one or more claims that cover any Collaboration Compound or Licensed Product, including its manufacture or its formulation or a method of its delivery or of its use, or (b) are necessary or useful for DS to exercise the licenses granted to it hereunder.

1.72           “Licensed Product” means any pharmaceutical or medicinal item, substance or formulation that contains, incorporates, comprises or is Derived from a Collaboration Compound, including conjugated forms or other compositions consisting of a Collaboration Compound non-covalently or covalently bonded with other moieties, including, without limitation, antibodies or other targeting moieties.

1.73           “Licensed Technology” means any ARQULE Technology and ARQULE’s interest in Joint Technology that (a) relates to any Collaboration Compound or Licensed Product, including its manufacture or its formulation or a method of its delivery or of its use; and (b) is necessary or useful for DS to exercise the licenses granted to it hereunder.

1.74           “Major European Country” means each of the United Kingdom, Germany, France, Italy and Spain.

1.75           “Manufacture” or “Manufacturing” or “Manufactured” means all operations involved in the manufacture, receipt, incoming inspection, storage and handling of raw materials, and the manufacture, processing, purification, packaging, labeling, warehousing, quality control testing (including in-process release and stability testing), shipping and release of Collaboration Compounds and/or Licensed Products.

1.76           “Manufacturing Cost” means with respect to any Licensed Product Manufactured by or on behalf of a Party, such Party’s costs of Manufacturing such Licensed Product, which shall be the sum of the following components:  (a) direct costs, including manufacturing labor and materials directly used in Manufacturing such Licensed Product by such Party or its Affiliates and allocated supervisory costs of the manufacturing department; (b) direct labor and allocated supervisory costs of non-manufacturing departments (such as quality and regulatory) attributable to such Licensed Product; (c) an allocation of depreciation of facilities, machinery and equipment used in Manufacture of Licensed Product; (d) toll process and other charges incurred by such Party or its Affiliates for outsourcing the Manufacture of the Licensed Product and the cost of supervising and managing the Third Party manufacturers, and of receipt, incoming inspections, storage, packaging, handling quality control testing and release of the outsourced items; (e) allocated general and administrative costs, including, without limitation, purchasing, human resources, payroll, legal, maintenance, information system and accounting, attributable to such Licensed Product; and (f) any other reasonable and customary out-of-pocket costs borne by such Party or its Affiliates for the testing, transport, customs clearance, duty, insurance and/or storage of such Licensed Product.  For purposes of clarity, all allocations under this Section shall be based on space occupied or head-count or other activity-based method.

1.77           “Manufacturing Development” means, with respect to a Collaboration Compound and/or Licensed Product, all activities related to the optimization of a commercial-grade Manufacturing process for the Manufacture of such Collaboration Compound and/or Licensed Product including, without limitation, test method development and stability testing, formulation, validation, productivity, trouble shooting and next generation formulation, process development, Manufacturing scale-up, strain improvements, development-stage Manufacturing, and quality assurance/quality control development.

1.78           “Mechanism of Inhibition Information” means any information or Technology relating to, or arising out of, the mechanism by which ARQ 092 or any Back-Up Compound inhibits AKT, including without limitation, any information or Technology relating to the binding of ARQ 092 or any Back-Up Compound to AKT.

1.79           “Minimum Requirements” has the meaning set forth in the Collaborative Research Agreement.

1.80           “MTD Achievement” means the determination of the maximum tolerated dose for ARQ 092 or if no maximum tolerated dose for ARQ 092 is determined, the determination of the recommended Phase 2 dose by agreement of the Parties based on clinical or biological activity in the absence of dose limiting toxicity in one or more Phase 1 Clinical Trials as set forth in the Phase 1 Development Plan.  In the case that agreement on such recommended Phase 2 dose cannot be reached, DS shall have the right to make the final decision.

1.81           “NDA” means a New Drug Application, as defined in the FDCA and regulations promulgated thereunder or any successor application or procedure required to sell a Licensed Product in the United States.

1.82           “Net Sales” means the gross amount billed or invoiced by DS or any of its Affiliates or Sublicensees to Third Parties throughout the Territory for sales or other dispositions or transfers for value of Licensed Products less (a) allowances for normal and customary trade, quantity and cash discounts (including discounts imposed by way of wholesaler fees) actually allowed and taken, (b) transportation, insurance and postage charges, if prepaid by DS or any Affiliate or Sublicensee of DS and included on any such party’s bill or invoice as a separate item, (c) credits, rebates, returns pursuant to agreements (including, without limitation, managed care agreements) or government regulations, to the extent actually allowed, and (d) sales, use and other consumption taxes similarly incurred to the extent included on the bill or invoice as a separate item.  In addition, Net Sales are subject to the following:

  (i)           If DS or any of its Affiliates or Sublicensees effects a sale, disposition or transfer of a Licensed Product to a customer in a particular country other than on customary commercial terms or as part of a package of products and services, the Net Sales of such Licensed Product to such customer shall be deemed to be the “fair market value” of such Licensed Product.  For purposes of this subsection, “fair market value” shall mean the value that would have been derived had such Licensed Product been sold as a separate product to another customer in the country concerned on customary commercial terms.

  (ii)           In the case of pharmacy incentive programs, hospital performance incentive program chargebacks, disease management programs, similar programs or discounts on “bundles” of products, all discounts and the like shall be allocated among products on the basis on which such discounts and the like were actually granted or, if such basis cannot be determined, in proportion to the respective list prices of such products or such other reasonable allocation method as the Parties shall agree.

  (iii)           For purposes of clarity, use of any Licensed Product in Clinical Trials, pre-clinical studies or other research or development activities, or disposal or transfer of Licensed Products for a bona fide charitable purpose or a commercially reasonable sampling program, shall not give rise to any Net Sales.

  (iv)           Net Sales shall not include sales or transfers between DS and its Affiliates or Sublicensees unless the Licensed Product is consumed by the Affiliate or Sublicensee.

1.83           “Non-Cancer Indication” means any Indication that is not a Cancer Indication,

1.84           “Patent Rights” means the rights and interests in and to issued patents and pending patent applications (which, for purposes of this Agreement, include certificates of invention, applications for certificates of invention and priority rights) in any country or region, including all provisional applications, substitutions, continuations, continuations-in-part, divisions, renewals, all letters patent granted thereon, and all reissues, re-examinations and extensions thereof, and all foreign counterparts of any of the foregoing.  Patent Rights shall include pediatric exclusivity attached to issued patents pursuant to 21 U.S.C. 355a (Section 505A of the FDCA) and pediatric exclusivity under analogous laws in countries other than the United States of America.

1.85           “Permitted Transactions” means any agreement by and between a Party and (a) any Third Party pursuant to which such Third Party conducts contract services permitted pursuant to Section 3.9 of this Agreement or (b) any Third Party non-profit or academic institution, which agreement provides for the grant to the Party entering into the agreement of all rights to Technology and Patent Rights relating to the use of Collaboration Compounds that are conceived or reduced to practice by the Third Party non profit or academic institution under such agreement, with the right to sublicense to the other Party.

1.86           “Person” means an individual, sole proprietorship, partnership, limited partnership, limited liability partnership, corporation, limited liability company, business trust, joint stock company, trust, incorporated association, joint venture or similar entity or organization, including a government or political subdivision, department or agency of a government.

1.87           “Phase 1 Clinical Trial” means a clinical trial conducted in healthy humans or patients, which clinical trial is designed to establish the safety, drug-drug interactions and/or pharmacokinetics of an investigational drug given its intended use, and to support continued testing of such drug in Phase 2 Clinical Trials.  Any clinical trial in any country that would satisfy the requirements of 21 CFR 312.21(a) shall be a Phase 1 Clinical Trial.

1.88           “Phase 2 Clinical Trial” means a clinical trial conducted in patients with a particular disease or condition, which clinical trial is designed to establish the safety, appropriate dosage and pharmacological activity of an investigational drug given its intended use, and to initially explore its efficacy for such disease or condition or to support continued testing of such drug in Phase 3 Clinical Trials.  Any clinical trial in any country that would satisfy the requirements of 21 CFR 312.21(b) shall be a Phase 2 Clinical Trial.

1.89           “Phase 3 Clinical Trial” means a pivotal clinical trial conducted in patients with a particular disease or condition, which clinical trial is designed to ascertain efficacy and safety of an investigational drug for its intended use and to define warnings, precautions and Adverse Events that are associated with the Licensed Product in the dosage range intended to be prescribed, with the purpose of preparing and submitting applications for Regulatory Approval or label expansion to the pertinent Regulatory Authority in any country.  Any clinical trial in any country that would satisfy the requirements of 21 CFR 312.21(c) shall be a Phase 3 Clinical Trial.

1.90           “Phase 4 Clinical Trial” means a post-registrational clinical trial conducted in any country or countries and required as a condition to, or for the maintenance of, any Regulatory Approval for a Licensed Product in the Territory.

1.91           “Phase 5 Clinical Trial” means a post-registrational clinical trial conducted in any country or countries and not required as a condition to, or for the maintenance of, any Regulatory Approval for a Licensed Product in the Territory.

1.92           “Phase 1 Development Activities” means, with respect to each Collaboration Compound, all clinical Development activities conducted by the Parties in accordance with any Phase 1 Development Plan or Global Development Plan up to and including the Completion of Phase 1 Clinical Trials, including without limitation, the conduct of activities related to the Manufacture of Collaboration Compounds for such Phase 1 Clinical Trials.

1.93           “Phase 2 Development Activities” means, with respect to each Collaboration Compound, all clinical Development activities conducted by the Parties in accordance with any Global Development Plan up to and including the Completion of Phase 2 Clinical Trials, including without limitation, the conduct of activities related to the Manufacture of Collaboration Compounds for such Phase 2 Clinical Trials.

1.94           “Phase 3 Development Activities” means, with respect to each Collaboration Compound, all clinical Development activities conducted by the Parties in accordance with any Global Development Plan with respect to Phase 3 Clinical Trials of such Collaboration Compound and including the Completion of Phase 3 Clinical Trials, including without limitation, the conduct of activities related to the Manufacture of Collaboration Compounds for such Phase 3 Clinical Trials.

1.95           “Phase 1 Development Plan” means, with respect to ARQ 092, the plan for a Phase 1 Clinical Trial mutually agreed upon and executed by the Parties, as the same may be amended, modified or updated in accordance with Section 3.1.2(b).

1.96           “Post-Registration Activities” means, with respect to each Collaboration Compound or Licensed Product, all clinical Development activities conducted by the Parties in accordance with any Global Development Plan for a specific Targeted Indication after the filing of an NDA with respect to such Collaboration Compound or Licensed Product for which an NDA has been filed for such Targeted Indication, up to and including the Completion of Phase 4 Clinical Trials and Phase 5 Clinical Trials with respect to such Collaboration Compound or Licensed Product and the conduct of activities related to the Manufacture of Collaboration Compounds or Licensed Products for such Clinical Trials.

1.97           “Pricing” means the determination of Licensed Product pricing at all levels, including wholesale, retail, hospital, clinic, health care provider, HMO, non-profit entity or government entities, including average sales price, average wholesale price and best price.

1.98           “Pricing Approval” means the approval by the appropriate Regulatory Authority in a country or jurisdiction of the price and reimbursement for a Licensed Product.

1.99           “Primary Detail Equivalent” or “PDE” means (i) if only a Licensed Product is Detailed, one Detail of such Licensed Product or (ii) if a Licensed Product is Detailed with another product, * percent (*%) of a Detail if the Licensed Product is Detailed in the first position and * percent (*%) of a Detail if the Licensed Product is Detailed in the second position or (iii) if a Licensed Product is Detailed other than in the first or second position, such percentage of a Detail as the Parties shall agree upon in the Co-Commercialization Agreement.

1.100           “Product Commercialization Plan” means, with respect to each Licensed Product (including without limitation any Co-Commercialized Licensed Product), the written plan for the Commercialization of such Licensed Product in the Territory (including, without limitation, expected pre-launch and launch activities (other than for Development), Manufacturing scale-up, Manufacture, formulation and filling requirements for such Licensed Product and a detailed strategy, budget and proposed timelines), as such plan may be amended or updated.  Each Product Commercialization Plan, and each amendment, modification or update to each Product Commercialization Plan, shall be prepared and approved in accordance with Section 3.5.1 on or prior to the initiation of Commercialization activities with respect to the Licensed Product.

1.101           “Product Promotional Materials” means all materials, including but not limited to leave behinds, detail aids, playbooks and objection handlers, used in the promotion of the Licensed Product or related to the Targeted Indication that constitute advertising or labeling as defined under Applicable Laws.

1.102           “Product Technology” means any Program Technology that covers the composition of matter, synthesis, formulation, delivery, mechanism of action, mechanism of inhibition and/or method of use (as a single agent or in combination with another agent) of a Collaboration Compound and/or Licensed Product.

1.103           “Product Trademark” means any trademark or trade name, whether or not registered, or any trademark application or renewal, extension or modification thereof, in the Territory, or any trade dress and packaging, in each case that are used with any Licensed Product by DS, together with all goodwill associated therewith and promotional materials relating thereto.

1.104           “Program Technology” means any Technology (including, without limitation, any Collaboration Compound or Licensed Product, any method of use of a Collaboration Compound or Licensed Product (as a single agent or in combination with another agent), or any new and useful process, method of manufacture or composition of matter) or Proprietary Material (a) that is conceived and first reduced to practice (actually or constructively) by either Party or jointly by both Parties in the conduct of the Development Program and/or in the Commercialization of Licensed Products, or (b) that is conceived and first reduced to practice by employees of, or consultants to, one Party after the Effective Date other than in the conduct of Development activities with the use in any material respect of any Joint Technology or Technology, Patent Rights or Proprietary Materials of the other Party.  For purposes of clarity, Program Technology shall include any such Technology that is a process for modifying, optimizing, using, formulating, delivering and/or stabilizing any Collaboration Compound or Licensed Product.

1.105           “Proprietary Materials” means any tangible chemical, biological or physical materials (a) that are furnished by or on behalf of one Party to the other Party in connection with this Agreement, whether or not specifically designated as proprietary by the transferring Party, or (b) that are otherwise conceived or reduced to practice in the conduct of the Development Program and/or in connection with the Commercialization of Licensed Products.

1.106           “Regulatory Activities” means all activities relating to the obtaining and maintaining of any Regulatory Approval with respect to a Licensed Product, including without limitation, the preparation and filing of Regulatory Filings and interacting with Regulatory Authorities with respect to such Regulatory Filings.

1.107           “Regulatory Approval” means, with respect to any country or region in the Territory, any approval, product and establishment license, registration or authorization of any Regulatory Authority required for the Manufacture, use, storage, importation, exportation, transport, distribution or sale of a Licensed Product in such country or region.

1.108           “Regulatory Authority” means the FDA, or any counterpart of the FDA outside the United States, or any other national, supra-national, regional, state or local regulatory agency, department, bureau, commission, council or other governmental entity with authority over the distribution, importation, exportation, Pricing, Manufacture, production, use, storage, transport, clinical testing or sale of a Licensed Product.

1.109           “Regulatory Filings” means, collectively:  (a) all INDs, NDAs, BLAs, establishment license applications, DMFs, applications for designation as an “Orphan Product(s)” under the Orphan Drug Act, for “Fast Track” status under Section 506 of the FDCA (21 U.S.C. § 356) or for a Special Protocol Assessment under Section 505(b)(4)(B) and (C) of the FDCA (21 U.S.C. § 355(b)(4)(B)) and all other similar filings (including, without limitation, counterparts of any of the foregoing in any country or region in the Territory); (b) all supplements and amendments to any of the foregoing; and (c) all data and other information contained in, and correspondence relating to, any of the foregoing.

1.110           “Research Program” means the Research Program conducted under the Collaborative Research Agreement with respect to AKT.

1.111           “Royalty Term” means on a Licensed Product-by-Licensed Product and country-by-country basis, the period beginning on the date of First Commercial Sale of a Licensed Product in a country and ending on the later to occur of (a) expiration of the last to expire Valid Claim of the Licensed Patent Rights in such country that Covers such Licensed Product or its identification, manufacture, use, import, offer for sale or sale or (b) * (*) years from the date of the First Commercial Sale of such Licensed Product in such country and “Cover” as used herein means, with respect to a Licensed Product, composition, technology, process or method that, in the absence of ownership of or a license granted under such Valid Claim, the identification, manufacture, use, offer for sale, sale or importation of such Licensed Product or composition or the practice of such technology, process or method would infringe such Valid Claim of the Licensed Patent Right (or, in the case of a Valid Claim of the Licensed Patent Rights that has not yet issued, would infringe such Valid Claim if it were to issue).

1.112           “Serious Adverse Event” means any untoward medical occurrence that at any dose results in any of the following:  death, is life-threatening, requires inpatient hospitalization or prolongation of existing hospitalization, results in persistent or significant disability/incapacity, or, is a congenital anomaly/birth defect.

1.113           “sNDA” means a Supplemental New Drug Application, as defined in the FDCA and applicable regulations promulgated thereunder.

1.114           “Sublicensee” means any Third Party to which DS grants a sublicense in accordance with Section 6.2 and any Third Party to which ARQULE grants a sublicense.

1.115           “Targeted Indications” means (a) all human Cancer Indications and (b) any Approved Non-Cancer Indications.

1.116           “Technology” means, collectively, inventions, discoveries, improvements, trade secrets and proprietary methods, whether or not patentable, including without limitation:  (a) methods of Manufacture or use of, and structural and functional information pertaining to, chemical compounds or other therapeutic agents and (b) compositions of matter, data, formulations, processes, techniques, know-how and results (including any negative results).

1.117           “Territory” means all countries and territories of the world.

1.118           “Terminated Compounds” means (a) all Collaboration Compounds upon any termination of this Agreement by ARQULE pursuant to Section 9.2.1(b), 9.2.2 or 9.2.3 or by DS pursuant to Section 9.2.1(a) and (b) the relevant Collaboration Compounds binding to AKT for which DS’ license is terminated by ARQULE pursuant to Section 9.2.2 due to failure of DS to meet its diligence obligations, as provided in Section 3.6.2.

1.119           “Third Party” means a Person other than DS and ARQULE and their respective Affiliates.

1.120           “Third Party Data Provider” means IMS Health and/or any other Third Party reasonably acceptable to the Parties that performs market analyses and provides sales data for the biotechnology or pharmaceutical industry.

1.121           “Unanimous Decision” means (a) any decision with respect to *, (b) any decision requiring ARQULE to *, (c) any decision that would *, and (d) any other decision designated as a Unanimous Decision herein.  For clarity, ARQULE shall not be required to *, except as set forth in the initial Phase 1 Development Plan attached hereto or any amendment, modification or update thereto approved by JEC pursuant to Section 3.1.2(b).

1.122           “US Joint Commercialization Committee” or “USJCC” means the committee composed of ARQULE and DS representatives established pursuant to Section 2.2.

1.123           “U.S. Territory” means the United States of America and its territories, including, without limitation, Puerto Rico and the U.S.  Virgin Islands.

1.124           “Valid Claim” means any claim of an issued unexpired patent that (a) has not been permanently revoked, held invalid, or declared unpatentable or unenforceable in a decision of a court or other body of competent jurisdiction that is unappealable or unappealed within the time allowed for appeal, (b) has not been rendered unenforceable through disclaimer or otherwise, and (c) is not lost through an interference proceeding; or any claim of a pending patent application that has not been finally cancelled, withdrawn, abandoned or rejected by any administrative agency or other body of competent jurisdiction, and which pending patent application has been pending for less than * (*) years since its earliest priority date.  In the event subsequent to such (*) * period, such pending claim is issued as a claim of an issued and unexpired patent included within (a) above, such claim shall be reinstated thereafter as a “Valid Claim” in accordance with clause (a) above.

1.125           “Waived Compound” has the meaning set forth in the Collaborative Research Agreement.

1.126           Additional Definitions.  In addition, each of the following definitions shall have the respective meanings set forth in the section of this Agreement indicated below:

Definition                  Section

Abandoning Party	8.1.5(b)
Agreement	Preamble
Alliance Manager	2.3.1
Appointing Party	2.5
ARQULE	Preamble
ARQULE Decision	3.3.2
ARQULE Indemnitees	11.2
Claims	11.1
Collaborative Research Agreement	Preamble
Combination Product	4.3.1(a)(i)
Co-Commercialization Agreement	3.12.1(c)(i)
Co-Commercialization Option	3.12.1(b)
Co-Commercialization Option Notice	3.12.1(b)
Co-Commercialization Plan	3.12.2
Co-Commercialized Licensed Product	3.12.1(b)
Designated Senior Officers	2.1.5
Disclosing Party	1.36
Dispute	12.1
Disputed Matter	2.1.5
DS	Preamble
DS Indemnitees	11.1
DS Manufacturing Know-How	9.3.1(e)(xi)
Effective Date	Preamble
Filing Party	8.1.4
Generic Licensed Product	4.3.1(a)(iii)
ICD10	1.64
Indemnified Party	11.3
Indemnifying Party	11.3
Indication Proposal Notice	3.14
Infringement	8.2.1(a)
Infringement Notice	8.2.1(a)
INN	8.2.5
JEC Chair	2.1.2
Losses	11.1
Maintaining Party	8.1.5(b)
Manufacturing Plan	3.3.1
Manufacturing Plan Completion Notice	3.3.1
MTD Achievement Notice	3.1.3(a)(i)
Non-Filing Party	8.1.4
Other Products	4.3.1(a)(i)
Party/Parties	Preamble
Patent Coordinator	7.4
Permitted Employee	5.1.2
Phase 3 Notice	3.12.1(a)
Prior CDA	12.13
receiving Party	1.36
Recipient Party	3.4
Term	9.1
Third Party Development Technology	6.5
Transferring Party	3.4
Upfront Fee	4.1
USJCC Chair	2.2.2

2.             ADMINISTRATION OF THE COLLABORATION

2.1           Joint Executive Committee.

2.1.1        Establishment.  As soon as practicable after the Effective Date, ARQULE and DS shall establish the Joint Executive Committee.  The JEC shall have and perform the roles and responsibilities set forth in Section 2.1.4.

2.1.2        Membership.  Upon establishment of the JEC, each of ARQULE and DS shall designate in writing up to four (4) representatives, or such other equal number of representatives as the Parties agree, to the JEC, who shall be senior level personnel.  One (1) representative of DS shall be designated as a chair of the JEC (the “JEC Chair”).  Each Party shall have the right at any time to substitute individuals, on a permanent or temporary basis, for any of its previously designated representatives to the JEC by giving written notice to the other Party.

2.1.3        Meetings.

(a)           Schedule of Meetings; Agenda.  The JEC shall establish a schedule of times for regular meetings, taking into account, without limitation, the planning needs of the Collaboration and the roles and responsibilities of the JEC.  Special meetings of the JEC may be convened by any member upon not less than thirty (30) days (or, if such meeting is proposed to be conducted by teleconference, upon not less than ten (10) days) written notice to the other members; provided, that, (i) notice of any such special meeting may be waived at any time, either before or after such meeting and (ii) attendance of any member at a special meeting shall constitute a valid waiver of notice from such member.  Unless otherwise agreed by the Parties, the JEC shall meet two times in each Calendar Year.  Regular and special meetings of the JEC may be held in person or by teleconference or videoconference; provided, that, meetings held in person shall alternate between the respective offices of the Parties or at other locations mutually agreeable to the JEC members.  The JEC Chair shall prepare and circulate an agenda for each JEC meeting not later than one (1) week prior to such meeting and shall provide reasonable opportunity for ARQULE to provide comment on the draft agenda, which the JEC Chair shall reasonably consider.  Presentation materials will be circulated at least two (2) Business Days prior to the JEC meeting.

(b)           Quorum; Voting; Decisions.  At each JEC meeting, the presence in person of the JEC Chairs (or his designee) and at least one representative from ARQULE shall constitute a quorum provided that minutes of the meeting are prepared as set forth below.  All members designated by a Party shall have one (1) collective vote, to be cast by such Party’s designee, on all matters that require a Unanimous Decision or Joint Decision, as the case may be and as described herein, before the JEC at such meeting.  All decisions of the JEC shall be made by unanimous vote.  Representatives of each Party or of its Affiliates who are not members of the JEC may attend JEC meetings as guests with the consent of the other Party, which shall not be unreasonably withheld, conditioned or delayed.

(c)           Minutes.  The JEC shall keep minutes of its meetings that record all information shared, decisions and all actions recommended or taken in reasonable detail.  Drafts of the minutes shall be prepared by the JEC Chair and circulated to the members of the JEC within a reasonable time after the meeting, not to exceed ten (10) Business Days.  Each member of the JEC shall have the opportunity to provide comments on the draft minutes.  The minutes shall be approved, disapproved and revised as soon as practicable.  Upon approval, final minutes of each meeting shall be circulated to the members of the JEC by the JEC Chair with responsibility for preparing such minutes.

(d)           Expenses.  ARQULE and DS shall each bear all expenses of their respective JEC representatives related to their participation on the JEC and attendance at JEC meetings.  Any expenses associated with hosting a JEC meeting will be the responsibility of the hosting Party.

2.1.4        Responsibilities.  The JEC shall be assembled for both Parties to share information regarding the conduct and progress of the Development Program, and the global Development and Commercialization of Licensed Products and to make decisions as described in this Section 2.1.4.  Without limiting the generality of the foregoing, the JEC shall have the following roles and responsibilities:

(a)           serving as a forum for sharing information of, and discussing each Global Development Plan, the Product Commercialization Plan and the Phase 1 Development Plan, including amendments, modifications and updates thereto;

(b)           reviewing budgets, data, reports or other information submitted to it by any other Committee from time to time;

(c)           reviewing and discussing Development activities and serving as a forum for discussing Development of Collaboration Compounds and Licensed Products;

(d)           reviewing and discussing Commercialization of Licensed Products and serving as a forum for discussing the worldwide plan and strategy for Commercialization of Licensed Products; and

(e)           making Unanimous Decisions, Joint Decisions or other decisions as may be delegated to the JEC by this Agreement or by mutual written agreement of the Parties after the Effective Date.

2.1.5        Dispute Resolution.  The JEC members shall use reasonable efforts to reach agreement on any and all matters that require a Unanimous Decision or Joint Decision, as the case may be and as described herein.  In the event that, despite such reasonable efforts, agreement on a particular matter cannot be reached by the JEC within * (*) days after the JEC first meets to consider such matter (each such matter, a “Disputed Matter”), then, (a) the JEC Chair (or his designee) shall refer such Disputed Matter to the CEO of ARQULE and the senior officer of DS or its Affiliates to be designated by the CEO of DS (the “Designated Senior Officers”), who shall promptly initiate discussions in good faith to resolve such Disputed Matter and (b) if such Disputed Matter is not resolved by the Designated Senior Officers within * (*) days after the date the Designated Senior Officers first met to consider such Disputed Matter or * (*) days after the date the JEC first met to consider such Disputed Matter, whichever is later, (i) in the case of a Joint Decision, such Disputed Matter shall be subject to arbitration under Section 12.1 and (ii) in the case of a Unanimous Decision, such Disputed Matter must be resolved by the JEC or the Designated Senior Officers and shall not be submitted to arbitration under Section 12.1.

2.2           US Joint Commercialization Committee.

2.2.1        Establishment.  As soon as practicable following the exercise by ARQULE of a Co-Commercialization Option with respect to a Co-Commercialized Licensed Product in accordance with Section 3.12, ARQULE and DS shall establish the US Joint Commercialization Committee which shall have and perform the responsibilities set forth in Section 2.2.4.  Unless otherwise agreed by the Parties, the term for the USJCC shall commence at such time and continue for so long as a Co-Commercialized Licensed Product is being Commercialized by both DS and ARQULE.

2.2.2        Membership. ARQULE shall be entitled to designate one (1) representative to the USJCC (who shall be an employee of ARQULE or its Affiliates).  Unless otherwise agreed by the Parties, one of DS’s representatives shall be designated as the chair of the USJCC (the “USJCC Chair”).  Each Party shall have the right at any time to substitute individuals, on a permanent or temporary basis, for any of its previously designated representatives to the USJCC by giving written notice to the other Party.

2.2.3        Meetings.

(a)           Schedule of Meetings; Agenda.  The USJCC shall establish a schedule of times for regular meetings, taking into account, without limitation, the planning needs for the Commercialization of Co-Commercialized Licensed Products and the responsibilities of the USJCC.  Special meetings of the USJCC may be convened by (i) any member upon not less than thirty (30) days (or, if such meeting is proposed to be conducted by teleconference, upon ten (10) days) written notice to the other members or (ii) the USJCC Chair if related to the review and approval of Product Promotional Materials, upon five (5) Business Days notice to the other members (except in case of an emergency need to review changes in Product Promotional Materials as set forth below), and upon not less than two (2) Business Days notice to the other members in the event of an emergency need to review changes in Product Promotional Materials, which notice shall include for purposes of this section e-mail notification to the USJCC representative of ARQULE; provided, that, (i) notice of any such special meeting may be waived at any time, either before or after such meeting and (ii) attendance of any member at a special meeting shall constitute a valid waiver of notice from such member.  Unless otherwise agreed by the Parties, the USJCC shall meet two (2) times each Calendar Year.  Regular and special meetings of the USJCC may be held in person or by teleconference or videoconference; provided, that, meetings held in person shall alternate between the respective offices of the Parties or at other locations mutually agreeable to the USJCC members.  The USJCC Chair shall prepare and circulate an agenda for each USJCC meeting not later than one (1) week prior to such meeting, except for special meetings of the USJCC to review and approve Product Promotional Materials for which no agenda is required, and shall provide reasonable opportunity for ARQULE to provide comment on the draft agenda, which the USJCC Chair shall reasonably consider.  Presentation materials will be circulated at least two (2) Business Days prior to the USJCC meeting, except for the presentation of Product Promotional Materials scheduled for review and approval, which shall be presented to ARQULE at the same time as the corresponding USJCC special meeting notice.

(b)           Quorum; Voting; Decisions.  At each USJCC meeting, the presence in person of the USJCC Chair and the representative from ARQULE shall constitute a quorum provided that minutes of meeting shall be prepared as set forth below.  All members designated by a Party shall have one (1) collective vote, to be cast by such Party’s designee, on all matters that are specified to be determined or approved by USJCC in Section 2.2.4.  All decisions of the USJCC shall be made by unanimous vote.  Representatives of each Party or of its Affiliates who are not members of the USJCC may attend USJCC meetings as guests with the consent of the other Party, which shall not be unreasonably withheld, conditioned or delayed.

(c)           Minutes.  The USJCC shall keep minutes of its meetings that record all decisions and all actions recommended or taken in reasonable detail.  Drafts of the minutes shall be prepared by USJCC Chair and circulated to the members of the USJCC within a reasonable time after the meeting, not to exceed ten (10) Business Days.  Each member of the USJCC shall have the opportunity to provide comments on the draft minutes.  The minutes shall be approved, disapproved and revised as necessary at the next USJCC meeting.  Upon approval, final minutes of each meeting shall be circulated to the members of the USJCC by the USJCC Chair.

(d)           Expenses.  ARQULE and DS shall each bear all expenses of their respective USJCC representatives related to their participation on the USJCC and attendance at USJCC meetings.  Any expenses associated with hosting a JEC meeting will be the responsibility of the hosting Party.

2.2.4        Responsibilities.  The USJCC shall be responsible for overseeing the conduct and progress of the Co-Commercialization of each Co-Commercialized Licensed Product in the Co-Commercialization Territory.  Without limiting the generality of the foregoing, the USJCC shall have the following responsibilities:

(a)           serving as a forum for sharing information of, and discussing each Co-Commercialization Plan for Co-Commercialized Licensed Products in the Co-Commercialization Territory, including amendments thereto;

(b)           determining style guidelines and the appearance of Co-Commercialized Licensed Products in the Co-Commercialization Territory, including packaging;

(c)           determining managed health care strategy and tactics, including Pricing, rebates, discounts and charge-backs for Co-Commercialized Licensed Products in the Co-Commercialization Territory;

(d)           determining the appropriate use of medical science liaisons in support of the Co-Commercialized Licensed Products;

(e)           determining the format and quantities of promotional sales, marketing and educational materials for the Co-Commercialized Licensed Products;

(f)           reviewing and approving any proposals for modifications of existing Co-Commercialized Licensed Products, including, without limitation, new formulations after First Commercial Sale and line extensions;

(g)           agreeing upon the design and implementation of all Co-Commercialized Licensed Product launch activities;

(h)           monitoring the progress of Co-Commercialization of Co-Commercialized Licensed Products in the Co-Commercialization Territory under the Co-Commercialization Plan and each Party’s activities thereunder;

(i)            reviewing and circulating to the Parties data, reports or other information submitted by either Party with respect to the Commercialization of Co-Commercialized Licensed Products in the Co-Commercialization Territory;

(j)            determining appropriate targets for sales force staffing and territory mapping purposes, determining the appropriate level of Detailing effort to be provided by each Party in Co-Commercializing such Co-Commercialized Licensed Product and coordinating the Detailing efforts of both Parties with respect to Co-Commercialized Licensed Products;

(k)           overseeing all recalls, market withdrawals and any other corrective actions related to Co-Commercialized Licensed Products;

(l)            receiving and providing to the Parties sales reports pertaining to Co-Commercialized Licensed Products;

(m)          approving all Third Parties to be engaged by ARQULE to provide representatives to Co-Commercialize Co-Commercialized Licensed Products, which approval shall be reflected in the minutes of the USJCC;

(n)           reviewing and approving Product Promotional Materials related to Co-Commercialized Licensed Products; and

(o)           making such other decisions as may be delegated to the USJCC pursuant to this Agreement or by mutual written agreement of the Parties during the Term.

2.2.5        Dispute Resolution.  The USJCC members shall use reasonable efforts to reach agreement on any and all matters that are specified to be determined or approved by USJCC in Section 2.2.4.  In the event that, despite such reasonable efforts, (i) agreement on the approval of Product Promotional Materials can not be reached by the USJCC within * (*), or (ii) agreement on any other matter cannot be reached by the USJCC within * (*) Business Days, after the USJCC first meets to consider such matter, then *.

2.3           Alliance Managers.

2.3.1        Appointment.  Each Party shall have the right to appoint a person who shall oversee interactions between the Parties for all matters related to the Development and Commercialization of Licensed Products between Committee meetings (each, an “Alliance Manager”).  Notwithstanding the foregoing, each Party may appoint two Alliance Managers, one for the Development of Licensed Products and the other for Commercialization of Licensed Products.  The Alliance Managers shall have the right to attend all Committee meetings as non-voting participants and may bring to the attention of the applicable Committee any matters or issues either of them reasonably believes should be discussed and shall have such other responsibilities as the Parties may mutually agree in writing.  Each Party may replace its Alliance Manager at any time or may designate different Alliance Managers with respect to Development and Commercialization, respectively, by notice in writing to the other Party.

2.3.2        Responsibilities.  The Alliance Managers, if appointed, shall have the responsibility of creating and maintaining a constructive work environment within the Committees and between the Parties for all matters related to the Collaboration.  Without limiting the generality of the foregoing, each Alliance Manager shall:

(a)           identify and bring to the attention of the JEC, as applicable, any disputes arising between the Parties related to the Collaboration in a timely manner, including, without limitation, any asserted occurrence of a material breach by a Party, and function as the point of first referral in the resolution of each dispute;

(b)           provide a single point of communication for seeking consensus within the Parties’ respective organizations and between the Parties with respect to the Collaboration;

(c)           plan and coordinate cooperative efforts, internal communications and external communications between the Parties with respect to the Collaboration; and

(d)           take such steps as may be required to ensure that Committee meetings occur as set forth in this Agreement, that procedures are followed with respect to such meetings (including, without limitation, the giving or proper notice and the preparation and approval of minutes) and that relevant action items resulting from such meetings are appropriately carried out or otherwise addressed.

2.4           Decision Making.  All decisions made and all actions taken by any Committee or the officers of the Parties pursuant to Section 2.1.5 shall be made or taken in the best interest of the Collaboration.

2.5           Appointment Not an Obligation; No Breach.  The appointment of members of any Committee and the Alliance Managers is a right of each Party and not an obligation and shall not be a “deliverable” as defined in EITF Issue No. 00-21.  Each Party shall be free to determine not to appoint members to the JEC and USJCC, and not to appoint an Alliance Manager.  If a Party (an “Appointing Party”) does not appoint members of a Committee or an Alliance Manager, it shall not be a breach of this Agreement, nor shall any consideration be required to be returned, and unless and until such persons are appointed, the other Party may discharge the roles of the Committee for which members were not appointed by an Appointing Party.

3.             DEVELOPMENT AND COMMERCIALIZATION OF PRODUCTS

3.1           Implementation of Development Program.

3.1.1        Objectives of the Development Program.  The objectives of the Development Program shall be the Development of Licensed Products in order to obtain, as expeditiously as possible, Commercialization Regulatory Approval of one or more Licensed Products in the Field in the Territory pursuant to the Global Development Plans.

3.1.2        Preparation of Plans.

(a)           Global Development Plan.  Within * (*) months of the Effective Date, a Global Development Plan, which includes Phase 1 Clinical Trials other than the Phase 1 Clinical Trials described in the Phase 1 Development Plan, will be prepared by DS for discussion by the JEC, and at least * (*) days prior to presentation of such Global Development Plan to the JEC, DS shall provide reasonable opportunity for ARQULE to provide comment on the Global Development Plan.  DS shall reasonably consider ARQULE’s comments and approve the Global Development Plan.  For example, should the Effective Date be *, the Global Development Plan shall have been prepared by DS on or before *, and subsequently shared with ARQULE at least * (*) days prior to presentation of such Global Development Plan to the JEC, which if shared on *, may be presented to the JEC anytime after *.  At least annually, during the Term, a Global Development Plan for each Collaboration Compound and Licensed Product and Targeted Indication shall be prepared or updated by DS for discussion by the JEC, and DS shall provide reasonable opportunity, but in no event less than * (*) days prior to the presentation of such Global Development Plan to the JEC, for ARQULE to provide comment on such Global Development Plan, which DS shall reasonably consider.  Each Global Development Plan shall:  (a) set forth *.

(b)           Phase 1 Development Plan.  The Phase 1 Development Plan has been mutually agreed upon by the Parties.  Each amendment, modification and/or update to such Phase 1 Development Plan shall be set forth in a written document prepared and submitted for review to the JEC by the Parties, and approved by the JEC as a Unanimous Decision.

3.1.3        Responsibility for Development of Licensed Products.  Except as expressly stated herein to be an ARQULE Decision, a Joint Decision or a Unanimous Decision, DS shall have the sole right and responsibility, including the right to make any decision at its sole discretion, at its sole expense, for all aspects of the Development of Licensed Products in the Field in the Territory:

(a)           Phase 1 Development Activities.

(i)           By ARQULE.  ARQULE shall conduct the Phase 1 Development Activities (including, without limitation, the filing of an IND and the conduct of any Phase 1 Clinical Trials) set forth in the Phase 1 Development Plan and the Global Development Plan.  Notwithstanding the foregoing, DS shall have the option to assume all responsibility for Phase I Development Activities following MTD Achievement.  ARQULE shall provide written notice (the “MTD Achievement Notice”) to DS within * (*) days of MTD Achievement and shall continue the Phase 1 Development Activities until the transition of the responsibility for the Phase 1 Development Activities to DS is completed.  If DS so elects, DS shall provide ARQULE with written notice of DS’s election within * (*) days of DS’ receipt of the MTD Achievement Notice.  DS shall reimburse ARQULE for all costs that ARQULE incurs in connection with the transition of the Phase I Development Activities by ARQULE to DS.

(ii)           By DS.  Except as otherwise set forth in the Phase 1 Development Plan and Section 3.1.3(e) below, DS shall conduct all Phase 1 Development Activities (including, without limitation the conduct of any Phase 1 Clinical Trials).

(b)           Phase 2 Development Activities.  Except as otherwise set forth in the Global Development Plan and Section 3.1.3(e) below, DS shall conduct all Phase 2 Development Activities (including, without limitation the conduct of any Phase 2 Clinical Trials).

(c)           Phase 3 Development Activities.  Except as otherwise set forth in the Global Development Plan and Section 3.1.3(e) below, DS shall conduct all Phase 3 Development Activities (including, without limitation the conduct of any Phase 3 Clinical Trials).

(d)           Post-Registration Activities.  Except as otherwise set forth in the Global Development Plan and Section 3.1.3(e) below, DS shall conduct all Post-Registration Activities (including, without limitation the conduct of any Phase 4 Clinical Trials and Phase 5 Clinical Trials).

(e)           Assistance with Development Activities.  From time to time, DS may request that ARQULE assist with certain Development activities at DS’s sole cost and expense.  If ARQULE agrees to perform such Development activities, the Parties shall prepare a plan entering each Party’s responsibilities with respect to such Development activities.

(f)           Conduct of Clinical Trials.  Neither Party shall conduct any Clinical Trial unless such Clinical Trial is specified to be conducted in the Global Development Plan or the Phase 1 Development Plan, provided that DS may conduct any investigator sponsored trial, even if such investigator sponsored trial is not specified to be conducted in the Global Development Plan.

3.1.4        Regulatory Filings; Adverse Event Reporting.

(a)           Subject to Section 3.10.5, *.  In addition, DS shall be obligated to prepare and file a Drug Approval Application based on data from Phase 1 Clinical Trials, Phase 2 Clinical Trials and/or Phase 3 Clinical Trials if DS determines, that (i) the primary endpoints for efficacy and safety of such Clinical Trials have been met in all material respects, and (ii) there is a reasonable likelihood of approval with a label substantially equivalent to the label that will be requested in the Drug Approval Application, unless DS determines to delay the preparation and filing of such Drug Approval Application in order to conduct additional Clinical Trials to obtain data to maximize the likelihood of obtaining Commercialization Regulatory Approval or optimize the label.

(b)           Notwithstanding Section 3.1.4(a), ARQULE shall prepare and file the IND in its own name, but will promptly transfer the IND to DS (i) as part of the transition activities described in Section 3.1.3(a) above or (ii) upon the Completion of the Phase 1 Development Activities, whichever occurs first.  Prior to the IND transfer, DS and ARQULE will develop and agree upon an IND transition plan which outlines in more detail all activities that need to occur.  Following the agreement by the Parties, ARQULE shall use Commercially Reasonable Efforts to conduct the activities described in such IND transition plan at DS cost.

3.2           Development of Back-Up Compounds.  DS shall notify the JEC in writing in the event it wishes to replace ARQ 092 with a Back-Up Compound or to Develop a Back-Up Compound in addition to ARQ 092.  Within * (*) days after its receipt of such notice, the JEC shall review the data information and discuss whether to Develop the proposed Back-Up Compound, then DS shall have the right to make the final decision on such matter but shall only exercise such right in good faith after full consideration of ARQULE’s comments.

3.3           Supply of Licensed Products for Development and Commercialization.

3.3.1           Manufacturing Plan.  Within * (*) days of the Effective Date, DS will prepare and approve a plan for establishing manufacturing capabilities necessary for DS to manufacture the Licensed Product for use in the Territory (the “Manufacturing Plan”).  Following review of the Manufacturing Plan at the JEC, DS will use Commercially Reasonable Efforts to complete the activities and establish manufacturing capabilities in accordance with such Manufacturing Plan.  ARQULE will assist with such activities by providing DS with technical documentation as may be reasonably requested to inform DS about the Manufacturing process.  Notwithstanding the foregoing, DS will (a) retain sole responsibility for the implementation and progress of the Manufacturing Plan and (b) provide ARQULE and the JEC with written notice upon its completion of the activities contemplated by the Manufacturing Plan (the “Manufacturing Plan Completion Notice”).

3.3.2           Development Supply.  During the period commencing on the Effective Date and continuing until the earlier to occur of (i) the date of Completion of the first Phase I Clinical Trial or (ii) receipt of the Manufacturing Plan Completion Notice by ARQULE, ARQULE will be solely responsible for supplying DS with API and/or finished Licensed Product necessary for the conduct of the Development Program under the Global Development Plan in such quantities as may be mutually agreed by the Parties; provided, however, that DS may elect at any time after the Effective Date to assume sole responsibility for supplying DS and ARQULE with API and/or finished Licensed Product necessary for the conduct of the Development Program under the Global Development Plan in such quantities as may be mutually agreed by the Parties.  After the earlier to occur of (i) the date of Completion of the first Phase 1 Clinical Trial or (ii) receipt of the Manufacturing Plan Completion Notice, DS will be solely responsible for supplying DS and ARQULE with API and/or finished Licensed Product necessary for the conduct of the Development Program under the Global Development Plan in such quantities as may be mutually agreed by the Parties.  All decisions concerning Manufacturing of Collaboration Compounds and/or Licensed Products until DS becomes responsible for the Manufacture thereof in this Section 3.3.2 shall be made by ARQULE (the “ARQULE Decision”).

3.3.3           Commercial Supply.  During the period commencing on the earlier to occur of (i) the date of Completion of the first Phase 1 Clinical Trial or (ii) receipt of the Manufacturing Plan Completion Notice by ARQULE, and continuing for the remainder of the Term, DS will be solely responsible, at its sole cost and expense, for supplying all API and finished Licensed Product necessary for Development and Commercialization of Licensed Products in the Territory.

3.4           Supply of Proprietary Materials.  From time to time during the Term, either Party (the “Transferring Party”) may supply the other Party (the “Recipient Party”) with Proprietary Materials of the Transferring Party for use in the Development Program.  In connection therewith, each Recipient Party hereby agrees that (a) it shall not use such Proprietary Materials for any purpose other than exercising its rights or performing its obligations hereunder; (b) it shall use such Proprietary Materials only in compliance with all Applicable Laws; (c) it shall not transfer any such Proprietary Materials to any Third Party without the prior written consent of the Transferring Party, except for (i) the transfer of Licensed Products for use in Clinical Trials or (ii) in a Permitted Transaction or as otherwise expressly permitted hereby; (d) the Recipient Party shall not acquire any right, title or interest in or to such Proprietary Materials as a result of such supply by the Transferring Party; and (e) upon the expiration or termination of the Development Program, the Recipient Party shall, if and as instructed by the Transferring Party, either destroy or return any such Proprietary Materials that are not the subject of the grant of a continuing license hereunder.

3.5           Licensed Product Commercialization.

3.5.1        Product Commercialization Plans.

(a)           Within * (*) days after the Initiation of a Phase 3 Clinical Trial with respect to each Licensed Product, DS shall prepare a Product Commercialization Plan for each such Licensed Product and provide reasonable opportunity for ARQULE, but in no event less than * (*) days prior to presentation of any such Product Commercialization Plan to the JEC, to provide comment on the Product Commercialization Plan.  For example, should a Phase 3 Clinical Trial be Initiated on *, the Product Commercialization Plan shall have been prepared by DS on or before *, and subsequently shared with ARQULE at least * (*) days prior to presentation of such Product Commercialization Plan to the JEC, which if shared on *, may be presented to the JEC anytime after *.  DS shall reasonably consider ARQULE’s comments and DS shall approve the Product Commercialization Plan.  DS shall inform the JEC with respect to all significant Commercialization decisions to be made by DS with respect to such Licensed Product.  The Product Commercialization Plan shall be updated by DS, not less than annually, and DS shall provide reasonable opportunity for ARQULE, but in no event less than * (*) days prior to presentation to the JEC, to provide comment on such Product Commercialization Plan.  DS shall reasonably consider ARQULE’s comments and DS shall approve such Product Commercialization Plan.

(b)           In the event that ARQULE timely exercises the Co-Commercialization Option, the review and approval process for the Product Commercialization Plan for each Licensed Product shall conform to the review and approval process set out in Section 3.5.1(a) above, except that DS shall prepare the portion of such Product Commercialization Plan(s) relating to Co-Commercialization of Co-Commercialized Licensed Products in the Co-Commercialization Territory with advanced input from ARQULE.

3.5.2        Responsibility for Commercialization of Licensed Products.  Except as expressly stated herein to be an ARQULE Decision, a Joint Decision or a Unanimous Decision and subject to ARQULE’s Co-Commercialization Option, DS shall have the sole right and responsibility, including the right to make any decision at sole discretion, at its sole expense, for all aspects with respect to the Commercialization of Licensed Products in accordance with the applicable Product Commercialization Plan, in the Field and in the Territory and shall have the sole right and responsibility, at its sole expense, for order fulfillment and distribution of Licensed Product and for booking all sales of Licensed Product in the Territory, including, without limitation, the conduct of:  (a) all activities relating to the development and scale-up of processes for Manufacture of API and Licensed Product for commercial sale and the Manufacture and supply of Licensed Products for Commercialization; and (b) all marketing, promotion, sales, distribution, import and export activities (including securing reimbursement, conducting sales and marketing activities, creating and approving all Product Promotional Materials for the Licensed Product, post-marketing safety surveillance (other than Phase 4 Clinical Trials or Phase 5 Clinical Trials) and maintaining databases).

3.6           Development and Commercialization Diligence.

3.6.1           DS Diligence.  DS shall use Commercially Reasonable Efforts during the Term to Develop and Commercialize Licensed Products for all Targeted Indications in the Field and in the Territory (including the conduct of those Development activities for which it is responsible in the Territory set forth in any Global Development Plan, the conduct of those Commercialization activities for which it is responsible in the Territory set forth in any Product Commercialization Plan and/or those Co-Commercialization activities for which it is responsible in the Co-Commercialization Territory as set forth in the Co-Commercialization Agreement) and shall commit such resources (including employees, consultants, contractors, facilities, equipment and materials) as are commercially reasonable to Develop and Commercialize Licensed Products in the Territory.

3.6.2           Effect of Breach of Diligence Obligations by DS.  If ARQULE at any time reasonably believes that DS, on a Licensed Product-by-Licensed Product basis, is not meeting its diligence obligations pursuant to Section 3.6.1, ARQULE may give written notice to DS in the form of detailed reasons that would support the proposition that DS is not meeting such diligence obligation and proposed activities that would satisfy the diligence requirement.  In such event, DS shall provide such written justification and/or proposed plans for curing the alleged breach to ARQULE responding to the issues raised by ARQULE within * (*) days after such notice is given.  If ARQULE agrees that the plan proposed by DS will completely cure the alleged breach, DS shall have * (*) days to begin implementing such plan.  In the event that ARQULE does not receive such justification within such * (*) day period, does not agree with such justification, or DS has not begun implementing its plan to cure the alleged breach within * (*) days of receiving agreement from ARQULE, then ARQULE may submit any unresolved matters for arbitration under Section 12.1.  If the arbitrator resolves any unresolved matters in favor of ARQULE, ARQULE shall have the right to treat such finding as a breach of Section 3.6.1 and take action to terminate the license with respect to such Licensed Product in accordance with Section 9.2.2 without further arbitration.

3.6.3           ARQULE Diligence.  ARQULE shall use Commercially Reasonable Efforts during the Term to conduct ARQULE Development Activities in the Territory set forth in any Phase 1 Development Plan and any Global Development Plan, if any, and to the extent applicable, all ARQULE Co-Commercialization Activities for which it is responsible in the Co-Commercialization Territory as set forth in the Co-Commercialization Agreement.

3.7           Compliance.  Each Party shall perform its obligations under each Global Development Plan and Product Commercialization Plan in good scientific manner and in compliance in all material respects with all Applicable Laws.  For purposes of clarity, with respect to each activity performed under a Global Development Plan and/or Product Commercialization Plan that will or would reasonably be expected to be submitted to a Regulatory Authority in support of a Regulatory Filing or Drug Approval Application, the Party performing such activity shall comply in all material respects with GLPs, GMPs or Good Clinical Practices (or, if and as appropriate under the circumstances, International Conference on Harmonization (ICH) guidance or other comparable regulation and guidance of any Regulatory Authority in any country or region in the Territory).

3.8           Cooperation.  ARQULE and DS shall cooperate in the performance of the Development Program and, subject to the terms of this Agreement and any confidentiality obligations to Third Parties, shall exchange such data, information and materials as is reasonably necessary for the other Party to perform its obligations under any Global Development Plan and Product Commercialization Plan.

3.9           Engagement of Third Party subcontractor.

3.9.1           Third Party subcontractor engaged by DS.  DS shall have the right to engage Third Party subcontractors, including, without limitation, contract research organizations and contract manufacturing organizations, to perform some or all of its Development activities and/or Commercialization activities with respect to Collaboration Compound and Licensed Products; provided, that, (a) DS shall remain responsible for the satisfactory accomplishment of such activities in accordance with the terms and conditions of this Agreement, and (b) each such Third Party subcontractor, including, without limitation, contract research organizations and contract manufacturing organizations, shall enter into a written agreement with DS containing such provisions as are normal and customary for similar types of agreements.

3.9.2           Third Party subcontractor engaged by ARQULE.  As set forth in the Phase 1 Development Plan and as otherwise approved in writing by DS, ARQULE shall have the right to engage Third Party subcontractors to perform some or all of its Development and Commercialization activities with respect to Collaboration Compound and Licensed Products; provided, that, (a) ARQULE shall remain responsible for the satisfactory accomplishment of such activities in accordance with the terms and conditions of this Agreement, and (b) each such Third Party subcontractor, including, without limitation, contract research organizations and contract manufacturing organizations, shall enter into a written agreement with ARQULE containing such provisions as are normal and customary for similar types of agreements.

3.10         Reports; Information; Updates.

3.10.1         Development Program Reports.  Each Party shall keep the JEC regularly informed of the progress of its efforts to Develop Licensed Products in the Field in the Territory.  Without limiting the generality of the foregoing, ARQULE shall, on at least a monthly basis, and DS shall, once each Calendar Quarter, provide the JEC with reports in reasonable detail regarding the status of all Clinical Trials, Manufacturing Development and other activities conducted under the Development Program, together with all raw data and results generated in each such Clinical Trial and such additional information that it has in its possession as may be reasonably requested from time to time by the other Party.

3.10.2      Commercialization Reports.  Each Party shall keep the JEC regularly informed of the progress of its efforts to Commercialize Licensed Products in the Field in the Territory through periodic updates in advance of each JEC meeting.  Without limiting the generality of the foregoing, following the approval of the Product Commercialization Plan for each Licensed Product, DS shall provide the JEC with (i) annual written status updates with respect to each Product Commercialization Plan if ARQULE does not exercise the Co-Commercialization Option and (ii) quarterly written status updates with respect to each Product Commercialization Plan if ARQULE exercises the Co-Commercialization Option.  Each such written status update shall (a) summarize DS’s efforts to Commercialize Licensed Products, (b) identify the Regulatory Filings and Drug Approval Applications with respect to such Licensed Product that DS or any of its Affiliates or Sublicensees have filed, sought or obtained in the prior  * (*) month period or reasonably expect to make, seek or attempt to obtain in the following * (*) month period and (c) summarize all clinical and other data generated by DS with respect to Licensed Products.  In addition, DS shall provide such additional information that it has in its possession as may be reasonably requested by ARQULE regarding the Commercialization of any Licensed Product, which request shall not be made more than once each Calendar Year.

3.10.3      Pharmacovigilance; Adverse Event Reports.

(a)           Adverse Events.  DS shall have the sole right and responsibility for furnishing timely notice to the applicable Regulatory Authority within the Territory of all side effects, drug interactions and other adverse effects identified or suspected with respect to the Licensed Products for the Targeted Indications administered, distributed, marketed and sold under authority of any IND, NDA or Regulatory Approvals issued by such Regulatory Authority, provided that ARQULE shall have above right and responsibility with respect to Phase 1 Development Activities conducted by ARQULE.  ARQULE shall provide DS with all side effects, drug interactions and other adverse effects identified or suspected with respect to the Licensed Products for the Targeted Indications in Phase 1 Development Activities conducted by ARQULE and any assistance that may be reasonably necessary for DS to comply with all adverse reaction reporting requirements established by, or required under, any applicable IND, NDA or Regulatory Approvals and/or Applicable Laws within the Territory.  In addition to the updates described in Sections 3.10.1 and 3.10.2, DS shall provide ARQULE with (i) all Serious Adverse Event information and (ii) all product complaint information relating to the Licensed Product which might reasonably be expected to result in a Regulatory Authority mandated change to Licensed Product’s approved labeling or an order of a Regulatory Authority requiring a warning notice to physicians or banning or limiting the sale of such Licensed product, in each case as such information is compiled or prepared by DS in the normal course of business in connection with the Development or Commercialization of the Licensed Product and, in any event, within time frames consistent with reporting obligations under Applicable Laws.  DS shall provide such Serious Adverse Event and product complaint information hereunder to ARQULE’s Alliance Manager unless ARQULE otherwise notifies DS.

(b)           Global Safety Data Base.  Adverse Events related to the use of the Licensed Product in the Territory shall be recorded in a single, centralized database, which shall be held by DS at DS’s facility.

(c)           Pharmacovigilance Agreement.  The Parties, if necessary, shall execute a separate pharmacovigilance agreement immediately following the Effective Date or at such time as appropriate, specifying the procedures and timeframes for compliance with Applicable Laws pertaining to safety reporting of the Licensed Product and each Party’s related activities.

3.10.4      Review of Key Regulatory Filings; Regulatory Meetings.

(a)           Key Regulatory Filings.  DS shall in good faith prepare Key Regulatory Filings for Licensed Products, taking into account the due interests of both DS and ARQULE and the Development and Commercialization of the Licensed Product on a global basis.  In addition, subject to any Third Party confidentiality obligations, DS shall (i) provide ARQULE with copies of each Key Regulatory Filing or correspondence pertaining to a Licensed Product at the same time as it is provided to FDA or other Regulatory Authority, and (ii) promptly provide ARQULE with copies of the document or other correspondence received from the FDA or other Regulatory Authority which relates to such Key Regulatory Filings pertaining to any Licensed Product.

(b)           Regulatory Meetings.  DS shall provide ARQULE with at least thirty (30) days’ advance notice for a face-to-face meeting with the FDA or other Regulatory Authority regarding a Drug Approval Application relating to, or Regulatory Approval for, any Licensed Product and ARQULE may provide advice to DS with respect to such meeting and elect to send up to two (2) persons to participate as an observer (at ARQULE’s sole cost and expense) in such meeting.

3.10.5      Licensed Product Recalls.  In the event that any Regulatory Authority issues or requests a recall or takes similar action in connection with a Licensed Product, or in the event a Party reasonably believes that an event, incident or circumstance has occurred that may result in the need for a recall, market withdrawal or other corrective action regarding a Licensed Product, such Party shall promptly advise the designated senior officer (the Vice President of Regulatory Affairs in the case of ARQULE and the Vice  President of Quality Assurance, Daiichi Sankyo Pharma Development in the case of DS (or other respective designees)) of the other Party thereof by telephone, facsimile, or email.  Except with respect to Co-Commercialized Licensed Products (for which recalls shall be covered in the Co-Commercialization Agreement), following such notification, DS shall decide and have control of whether to conduct a recall or market withdrawal (except in the event of a recall or market withdrawal mandated by a Regulatory Authority, in which case it shall be required) or to take other corrective action in any country and the manner in which any such recall, market withdrawal or corrective action shall be conducted; provided, that, DS shall keep ARQULE regularly informed regarding any such recall, market withdrawal or corrective action.  All expenses incurred by DS in connection with any such recall, market withdrawal or corrective action (including, without limitation, expenses for notification, destruction and return of the affected Licensed Product and any refund to customers of amounts paid for such Licensed Product) shall be the sole responsibility of DS.

3.11        Development Costs.

3.11.1      Development Costs.  DS shall be responsible for * percent (*%) of the Development Costs of all Licensed Products and shall reimburse ARQULE for all Development Costs incurred by ARQULE in accordance with Section 3.11.2 below.

3.11.2      Reconciliation of Development Costs.

(a)           Reports; Reconciliation Payments.  Within * (*) days following the end of each Calendar Quarter during the Term, ARQULE shall submit to DS a written report setting forth in reasonable detail all Development Costs incurred by ARQULE over such Calendar Quarter applicable to the conduct of the Development Program.  DS shall reimburse ARQULE for any Development Costs incurred by ARQULE.  Unless disputed, amounts reimbursed to ARQULE by DS in respect of the Development Costs shall be paid in U.S.  Dollars according to the exchange procedure set forth in Section 4.3.5 within * (*) days of the time the report is provided.  In the event of a dispute concerning reimbursement amounts, the portion in dispute shall be placed in an interest-bearing escrow account and allocated between the Parties upon good faith resolution of the dispute or by arbitration pursuant to Section 12.1.  DS shall have the right to audit ARQULE’s records with respect to such report, in accordance with Section 3.11.2(b).

(b)           Records; Audit Rights.  ARQULE shall keep and maintain for * (*) years, or such other period of time as required by Applicable Laws if longer than * (*) years, complete and accurate records of Development Costs incurred with respect to Licensed Products in sufficient detail to allow confirmation of same by the JEC and DS.  DS shall have the right for a period of * (*) years, or such other period of time as required by Applicable Laws if longer than * (*) years, after such Development Costs is reconciled in accordance with Section 3.11.2(a) to appoint at its expense an independent certified public accountant reasonably acceptable to ARQULE to audit the relevant records of ARQULE and its Affiliates to verify that the amount of such Development Costs was correctly determined.  ARQULE and its Affiliates shall each make its records available for audit by such independent certified public accountant during regular business hours at such place or places where such records are customarily kept, upon * (*) days written notice from the DS.  Such audit right shall not be exercised by DS more than once in any Calendar Year and the records of Development Costs for a given period may not be audited more than once.  All records made available for audit shall be deemed to be Confidential Information of ARQULE.  The results of each audit, if any, shall be binding on both Parties absent manifest error.  In the event there was an error in the amount of Development Costs reported by ARQULE hereunder, (a) if the amount of Development Costs was over reported, ARQULE shall promptly (but in any event no later than * (*) days after ARQULE’s receipt of the report so concluding) make payment to DS of the portion of the Development Costs that were reimbursed by DS to ARQULE that were in excess of the actual amount of Development Costs incurred by ARQULE and (b) if the amount of Development Costs was underreported, DS shall promptly (but in any event no later than * (*) days after the DS’s receipt of the report so concluding) make payment to ARQULE of the additional portion of the Development Costs that were not previously paid by DS to ARQULE.  DS shall bear the full cost of such audit unless such audit discloses an over reporting by ARQULE of more than * percent (*%) of the aggregate amount of the Development Costs reportable in any Calendar Year, in which case ARQULE shall reimburse DS for all costs incurred by DS in connection with such audit.

3.12         Co-Commercialization Option.

3.12.1      Exercise of Co-Commercialization Option.

(a)           Notice of Phase 3 Clinical Trial.  DS shall give ARQULE written notice of its intent to initiate the first Phase 3  Clinical Trial of each Licensed Product at least * (*) days prior to the anticipated date of such Initiation (the “Phase 3 Notice”).

(b)           Exercise of Co-Commercialization Option.  ARQULE shall have the option (the “Co-Commercialization Option”), in its sole discretion, to Co-Commercialize any Licensed Product in the Co-Commercialization Territory by providing written notice to DS (the “Co-Commercialization Option Notice”) at any time during the Co-Commercialization Option Period, which notice shall identify the Licensed Product (each, such Licensed Product, a “Co-Commercialized Licensed Product”).  If ARQULE exercises its Co-Commercialization Option with respect to any Licensed Product, (A) such Licensed Product will be deemed to be a Co-Commercialized Licensed Product for purposes of this Agreement, and (B) the Parties shall (1) negotiate a Co-Commercialization Agreement for such Co-Commercialized Licensed Product in accordance with Section 3.12.1(c); and (2) form, as soon as practicable thereafter but in any event within * (*)  days, the US Joint Commercialization Committee in accordance with Section 2.2.

(c)           Negotiation of Co-Commercialization Agreement.

(i)           Preparation, Negotiation, Execution and Delivery.  Within * (*) days after ARQULE provides a Co-Commercialization Option Notice, the Parties shall commence the preparation of a Co-Commercialization Agreement (the “Co-Commercialization Agreement”) which shall (1) provide for the terms applicable to such Co-Commercialization; (2) conform in all material respects with the terms and conditions set forth in this Agreement and on Schedule 2 attached hereto; and (3) include such additional provisions as are usual and customary for inclusion in a co-promotion agreement between companies in the pharmaceutical industry.  For purposes of clarity, any additional terms negotiated by the Parties for inclusion in the Co-Commercialization Agreement shall supplement and shall not materially expand, limit or change the terms set forth in this Agreement and on Schedule 2 attached hereto.  The Parties hereby acknowledge and agree that the Co-Commercialization Agreement shall provide that (1) the Parties shall share Co-Commercialization activities with respect to such Co-Commercialized Licensed Product in the Co-Commercialization Territory with ARQULE providing, on an Indication-by-Indication basis, at its option, up to * percent (*%) of all required Primary Detail Equivalents, but no more than * (*) representatives unless a Licensed Product is approved for * (*) or more Targeted Indications, pursuant to the Co-Commercialization Plan; (2) DS shall be responsible for all account management of community, academic and Veterans hospitals and associated activities, including, but not limited to, communication with hospital pharmacy and the pharmacy and therapeutics committee, formulary management and contracting; (3) DS shall reimburse ARQULE for the fully-burdened cost incurred by ARQULE in conducting such Co-Commercialization activities, but in no event shall such rate be in excess of the fully burdened cost to DS of employing or otherwise engaging its own representatives who detail its oncology products in the Co-Commercialization Territory (including incentive compensation for the ARQULE sales personnel on the same basis as the incentive compensation of DS personnel in the Co-Commercialization Territory); (4) such ARQULE sales personnel shall engage in Detailing the Co-Commercialized Licensed Product and any other product being co-promoted by ARQULE and DS in the first position, but shall not expend more than * percent (*%) of the detailing effort on any other products unless the Parties agree, and shall not promote any other product that is directly competitive with the Co-Commercialized Licensed Product or any other product of DS; provided, that in the event ARQULE’s sales personnel promote any product that is not being co-promoted by ARQULE and DS, there shall be a reduction in DS’s reimbursement of ARQULE’s cost that is proportional to the percentage of detailing effort expended on products that are not being co-promoted by ARQULE and DS; and (5) the Parties shall create the USJCC for the Co-Commercialization of the Co-Commercialized Licensed Product in the Co-Commercialization Territory.  For clarity, in the event that ARQULE exercises the Co-Commercialization Option, the Parties shall negotiate and execute the Co-Commercialization Agreement as set forth herein and form the USJCC as set forth in Section 2.2.  The Parties shall negotiate the Co-Commercialization Agreement in good faith and with sufficient diligence as is required to execute and deliver the Co-Commercialization Agreement within * (*) days after ARQULE provides the Co-Commercialization Option Notice.

(ii)           Dispute Resolution.  In the event the Parties fail to execute and deliver the Co-Commercialization Agreement within the * (*) day period described in Section 3.12.1(c)(i), the Parties shall (1) use reasonable efforts to complete such negotiations and to execute and deliver the Co-Commercialization Agreement as soon as possible after such * (*) day period; and (2) without limiting the generality of the foregoing, after the expiration of such * (*) day period, each produce a list of issues on which they have failed to reach agreement and submit its list to the JEC to be resolved as a Joint Decision.

3.12.2      Co-Commercialization Plan.  In the event that ARQULE exercises the Co-Commercialization Option, within * (*) days after the Initiation of a Phase 3 Clinical Trial with respect to each Licensed Product, DS shall, with advance input from ARQULE, prepare a Co-Commercialization plan (the “Co-Commercialization Plan”) for each Co-Commercialized Licensed Product for the Co-Commercialization Territory which shall include, but not be limited to, (a) demographics and market dynamics, market strategies, and estimated launch date of such Co-Commercialized Licensed Product in the Co Commercialization Territory, (b) a sales and expense forecast (including at least five (5) years of estimated sales and expenses), manufacturing plans and targeted label claims for such Co-Commercialized Licensed Product in the Co-Commercialization Territory, (c) a marketing plan (including five (5) year advertising and Detailing forecasts and Pricing strategies) for such Co-Commercialized Licensed Product in the Co-Commercialization Territory, (d) a five (5) year budget for such Co-Commercialized Licensed Product for the Co-Commercialization Territory, and (e) sales force strategy, training plans, territorial divisions and allocation of targeted audience.  DS shall submit such Co-Commercialization Plan to the USJCC for review and approval within * (*) Business Days after it is prepared.  USJCC members shall use reasonable efforts to reach agreement on any such Co-Commercialization Plan.  In the event that, despite reasonable efforts, agreement on a Co-Commercialization Plan cannot be reached by the USJCC within * (*) Business Days after the USJCC first meets to review and approve such Co-Commercialization Plan, then DS shall have the right to make the final decision on whether to approve such Co-Commercialization Plan but shall only exercise such right in good faith after full consideration of the positions of both Parties.  The Co-Commercialization Plan shall be updated by DS, with advance input from ARQULE, not less than annually.  Each amendment or modification of each Co-Commercialization Plan for each Licensed Product that is prepared by DS with advance input from ARQULE shall be submitted to the USJCC for its review and approval within * (*) Business Days after it is prepared.  USJCC members shall use reasonable efforts to reach agreement on any such amendment or modification to the Co-Commercialization Plan.  In the event that, despite reasonable efforts, agreement on an amendment or modification to the Co-Commercialization Plan cannot be reached by the USJCC within * (*) Business Days after the USJCC first meets to review and approve such amendment or modification, then DS shall have the right to make the final decision on whether to approve such amendment or modification but shall only exercise such right in good faith after full consideration of the positions of both Parties.

3.12.3      Labeling.  All product labels for Co-Commercialized Licensed Products shall include, in equal prominence, the names of both DS and ARQULE.  The JEC shall have the responsibility of meeting not less frequently than annually and deciding whether changes in the particular appearance in labeling of packaging and containers of Co-Commercialized Licensed Products or in the product information are required.

3.12.4      Promotional Activities.  The form and content of all information communicated in all Details or other communications to health care professionals, including but not limited to Product Promotional Materials, by or on behalf of ARQULE for the Co-Commercialized Licensed Product shall be those developed by DS and in use by the corresponding DS sales force.  ARQULE shall limit its claims of safety and efficacy for the Co-Commercialized Licensed Product to those which are consistent with DS’s approved labeling for the Co-Commercialized Licensed Product and shall provide appropriate balance in all communications regarding the Co-Commercialized Licensed Product.  ARQULE shall detail the Licensed Product in adherence to all applicable legal, regulatory, professional and policy requirements, including all applicable DS policies which have been provided to ARQULE in writing, as they may exist from time to time.  DS shall handle exclusively all non-promotional activities including continuing medical education, medical liaisons, charitable grants and the like.

3.12.5      Cooperation; Additional Information.  In connection with ARQULE’s consideration of the exercise of a Co-Commercialization Option with respect to each Licensed Product, DS shall provide ARQULE with any information Controlled by DS and reasonably requested by ARQULE that is necessary or useful to ARQULE in determining whether to exercise such Co-Commercialization Option.

3.13         Costs of Commercialization.  DS shall be responsible for * percent (*%) of the costs of Commercialization of all Licensed Products, subject to the terms of this Agreement and the Co-Commercialization Agreement with respect to the payment for Details performed by ARQULE.

3.14         Expansion of the Field.  If at any time during the Term of this Agreement, DS desires to add one or more Non-Cancer Indications to the Field with respect to a Collaboration Compound or Licensed Product for purposes of this Agreement, DS shall give written notice to ARQULE, specifying the particular Collaboration Compound or Licensed Product and Non-Cancer Indication (each, an “Indication Proposal Notice”).  ARQULE shall, on or before * (*) days from the date of the Indication Proposal Notice, provide DS with a written response as to whether or not it Controls the Technology and Patent Rights applicable to such Licensed Product for such Non-Cancer Indication.  If ARQULE Controls the Technology and Patent Rights to such Licensed Product for such Non-Cancer Indication, the Parties shall for a period of * (*) days from the date DS receives the written response from ARQULE negotiate in good faith to complete and execute any amendment to this Agreement that may be required to add the Non-Cancer Indication to the definition of Field for purposes of this Agreement, including, without limitation, the inclusion of any amendments to the applicable Global Development Plans, and/or Product Commercialization Plans, as well as any amendments to the compensation payable by DS pursuant to Article 4, that may be required to add such Non-Cancer Indication to the Field; provided, that, (a) if any such Non-Cancer Indication is added to the Field, the royalties for such Non-Cancer Indication will be the same as for the other Targeted Indications and (b) such Non-Cancer Indication will be included as a Targeted Indication for purposes of determining whether a Milestone Event has been achieved in Section 4.2.1.  Upon the execution of such amendment by the Parties, any Non-Cancer Indication on which the Parties so agree shall be referred to herein as an “Approved Non-Cancer Indication” for purposes of this Agreement.  If the Parties are unable to agree upon terms and conditions of such amendment on or before expiration of such * (*) day period despite their respective good faith efforts, then the Parties shall refer such matter to JEC to be resolved as a Unanimous Decision.

4.             PAYMENTS

4.1           Up-front Fee.  DS shall pay ARQULE a non-refundable, non-creditable up-front fee (the “Upfront Fee”) in the aggregate amount of (a) Ten Million Dollars (U.S.  $10,000,000), payable by wire transfer in accordance with the wire transfer instructions of ARQULE provided in writing to DS, within thirty (30) days of the Effective Date and (b) * Million Dollars (U.S.$*) payable by wire transfer in accordance with the wire transfer instructions of ARQULE provided in writing to DS, within * (*) days of the Initiation of the *.  For the avoidance of doubt, the Upfront Fee is the “License Fee” as such term is used in Section 5.2 of the Collaboration Research Agreement.

4.2           Milestone Payments.

4.2.1        Milestones.

(a)           Development and Regulatory Milestones.  Subject to Sections 4.2.2(c) and (d), DS shall make the following non-refundable payments to ARQULE within * (*) days after the occurrence of each of the following milestone events for each Licensed Product that achieves each such milestone:

Milestone Event	Milestone Payment
1. *	$* million
2. *	$* million
3. *	$* million
4. *	$* million
5. *	$* million
6. *	$* million
7. *	$* million
8. *	$* million
9. *	$* million
10. *	$* million
11. *	$* million
12. *	$* million
13. *	$* million
14. *	$* million
15. *	$* million
16. *	$* million
17. *	$* million
18. *	$* million

Milestone Event	Milestone Payment
19. *	$* million
20. *	$* million
21. *	$* million

(b)           Sales Milestones.  In addition to the milestone payments contemplated by Section 4.2.1(a), DS shall make each of the following non-refundable, one-time payments to ARQULE within * (*) days after the first occurrence of the corresponding milestone event for the applicable Licensed Product:

Milestone Event	Milestone Payment
Annual Net Sales in a Calendar Year of $* million	$* million
Annual Net Sales in a Calendar Year of $* million	$* million
Annual Net Sales in a Calendar Year of $* billion	$* million
Annual Net Sales in a Calendar Year of $* billion	$* million

4.2.2        Notice and Payment of Milestones.

(a)           Definition of Indication.  For purposes of clarity, the use of the term Indication, if it is a Cancer Indication, in Section 4.2.1(a) above shall refer to a particular tumor type and not to changes in, or expansion of, the regulatory label applicable to a given tumor type.

(b)           Notice of Milestone Events.  DS shall provide ARQULE with written notice within * (*) days of each occurrence of a milestone event set forth above.  In the event that, notwithstanding the fact that DS has not given such a notice, and ARQULE believes any such milestone event has occurred, it shall so notify DS in writing and shall provide to DS the data, documentation or other information that supports its belief.  Any dispute under this Section 4.2.2 that relates to whether or not a milestone event has occurred shall first be referred to the JEC to be resolved in accordance with Section 2.1.5 as a Joint Decision.

(c)           Skipped Milestones.  If at the time any given milestone payment set forth in Section 4.2.1 is due and one or more preceding milestone payments for antecedent milestone events, for the same Indication in the case of development and regulatory milestones, have not been paid, then such unpaid preceding milestone payments shall be paid at such time as well.  For example, (i) if a milestone payment is made for the filing or Acceptance of a Drug Approval Application with respect to a Licensed Product for the second Indication but no Phase 3 Clinical Trials were conducted with respect to that Licensed Product for the second Indication, the milestone payment associated with the Initiation of a Phase 3 Clinical Trial for that Licensed Product will be paid concurrently with the milestone payment for the filing or Acceptance of a Drug Approval Application for the second Indication and (ii) if the first Calendar Year in which Net Sales reach $* million is also the first Calendar Year in which Net Sales reach $* million, then both the milestone payment for achievement of $* million of Net Sales and the milestone payment for achievement of $* million of Net Sales will be paid concurrently.

(d)           Crediting of Milestone Payments for Back-Up Compounds.  In the event that any milestone payment is made for a Licensed Product, the Development and/or Commercialization of such Licensed Product is subsequently terminated and a Back-Up Compound with respect to such Licensed Product is Developed and/or Commercialized in lieu of such Licensed Product, then all such previously paid milestone payments paid with respect to such terminated Licensed Product shall be creditable against the same milestone payments due and payable for such Back-Up Compound.

4.3           Payment of Royalties; Royalty Rates; Accounting and Records.

4.3.1        Payment of Royalties.  DS shall pay ARQULE a royalty based on Annual Net Sales of each Licensed Product in the Territory in each Calendar Year (or partial Calendar Year) commencing with the First Commercial Sale of such Licensed Product in any country in the Territory and ending upon the last day of the last Royalty Term for such Licensed Product, at the following rates:

Annual Net Sales Increment in the Territory	Royalty Rate applicable for such tier
Up to $* million	*%
Above $* million, but less than or equal to $* billion	*%
Above $* billion	*%

(a)           Adjustments to Royalties.

(i)           In the event that a Licensed Product is sold as part of a Combination Product, where “Combination Product” means any unified dose (e.g.  not a kit of two separate and distinct drug dosage forms) of pharmaceutical product which is comprised of Licensed Product and other therapeutically active compound(s) and/or ingredients (collectively the “Other Products”), Net Sales for the purpose of calculating the royalty for such Combination Product shall be (i) discussed and agreed by the Parties (in case of such other therapeutically active compound(s) and/or ingredients for which DS is not obligated to pay a royalty to a Third Party); or (ii) determined by multiplying the Net Sales of the Combination Product by the fraction, A / (A+B) where A is the estimated commercial value of the Licensed Product when sold separately in finished form, and B is the estimated commercial value of the Other Products sold separately in finished form (in case of such other therapeutically active compound(s) and/or ingredients for which DS is obligated to pay a royalty to a Third Party).  “Estimated commercial value” shall be determined by agreement of the Parties using criteria to be mutually agreed upon by the Parties.  If the Parties do not agree on the estimated commercial value of the Licensed Product and the Other Products, such dispute shall be referred to the JEC to be resolved in accordance with Section 2.1.5 as a Joint Decision.

(ii)           If any Licensed Product is sold in a country and is only covered by a Valid Claim that is included in the Joint Patent Rights, then, during the period commencing on the * (*) anniversary of the First Commercial Sale of such Licensed Product in such country and continuing until the last day of the applicable Royalty Term with respect to such Licensed Product in such country, the royalty rates in such country shall be reduced by * percent (*%) of the rates set forth above.  If the royalty rate on a Licensed Product is reduced in a country under this Section 4.3.1(a)(ii) and is subsequently covered by a Valid Claim under the Licensed Patent Rights other than the Joint Patent Rights in such country, the full royalty rates otherwise applicable shall be reinstated for so long as such Valid Claim covers the Licensed Product during the remainder of the applicable Royalty Term.

(iii)          In the event that one or more Third Parties sell a Generic Licensed Product (as defined below) in any country in which a Licensed Product is then being sold by DS, then, (i) during any Calendar Quarter in which sales of the Generic Licensed Product by such Third Parties are equal to or greater than * percent (*%) but less than * percent (*%) of aggregate unit sales of Licensed Products and Generic Licensed Products in such country (as measured by prescriptions or other similar information available from a Third Party Data Provider and applicable to such country) the applicable royalties in effect with respect to such Licensed Product in such country as specified in Section 4.3.1 shall be reduced by * percent (*%) and (ii) during any Calendar Quarter in which sales of the Generic Licensed Products by such Third Parties are equal to or greater than * percent (*%) of aggregate unit sales of Licensed Products and Generic Licensed Products in such country (as measured by prescriptions or other similar information available from a Third Party Data Provider and applicable to such country) the applicable royalties in effect with respect to such Licensed Product in such country as specified in Section 4.3.1 shall be reduced by * percent (*%).  Notwithstanding the foregoing, (i) DS’s obligation to pay royalties at * percent (*%) of the applicable royalty rates shall be reinstated on the first day of the Calendar Quarter immediately following the Calendar Quarter in which sales of such Generic Licensed Products account for less than* percent (*%) but more than * percent (*%) of aggregate unit sales of Licensed Products and Generic Licensed Products in such country and (ii) DS’s obligation to pay royalties at the full royalty rates shall be reinstated on the first day of the Calendar Quarter immediately following the Calendar Quarter in which sales of such Generic Licensed Products account for * percent (*%) or less of aggregate unit sales of Licensed Products and Generic Licensed Products in such country.  For purposes of this Section 4.3.1(a)(iii), a “Generic Licensed Product” means a pharmaceutical product that contains the same active ingredient as a Licensed Product and is bioequivalent to such Licensed Product; provided, that, any product sold by DS or any Affiliate or Sublicensee of DS shall not be a Generic Licensed Product for purposes of this Agreement.

(b)           Limit on Royalty Reductions.  Notwithstanding Sections 4.3.1(a)(ii) and 4.3.1(a)(iii), in no event shall the royalties owed under Sections 4.3.1 with respect to a Licensed Product in a country be reduced by operation of Sections 4.3.1(a)(ii) and 4.3.1(a)(iii), by more than * percent (*%) of what would otherwise be owed under Section 4.3.1 with respect to such Licensed Product in such country.

(c)           Payment Dates and Reports.  Royalty payments shall be made by DS within* (*) days after the end of each Calendar Quarter, commencing with the Calendar Quarter in which the First Commercial Sale of a Licensed Product occurs.  DS shall also provide, at the same time each such payment is made, a report showing:  (a) the Net Sales of each Licensed Product by type of Licensed Product and country in the Territory; (b) the total amount of deductions from gross sales to determine Net Sales; (c) the applicable royalty rates for Licensed Products in each country in the Territory after applying any reductions set forth above; and (d) a calculation of the amount of royalty due to ARQULE.

4.3.2        Records; Audit Rights.  DS and its Affiliates and Sublicensees shall keep and maintain for * (*) years, or such other period of time as required by Applicable Laws if longer than * (*) years, from the date of each payment of royalties hereunder complete and accurate records of gross sales and Net Sales by DS and its Affiliates and Sublicensees of each Licensed Product, in sufficient detail to allow royalties to be determined accurately.  ARQULE shall have the right for a period of * (*) years, or such other period of time as required by Applicable Laws if longer than * (*) years, after receiving any such payment to appoint at its expense an independent certified public accountant reasonably acceptable to DS to audit the relevant records of DS and its Affiliates and Sublicensees to verify that the amount of such payment was correctly determined.  DS and its Affiliates and Sublicensees shall each make its records available for audit by such independent certified public accountant during regular business hours at such place or places where such records are customarily kept, upon * (*) days written notice from ARQULE.  Such audit right shall not be exercised by ARQULE more than once in any Calendar Year or more than once with respect to sales of a particular Licensed Product in a particular period.  All records made available for audit shall be deemed to be Confidential Information of DS.  The results of each audit, if any, shall be binding on both Parties absent manifest error.  In the event there was an underpayment by DS hereunder, DS shall promptly (but in any event no later than * (*) days after DS’s receipt of the report so concluding) make payment to ARQULE of any shortfall.  Should the audit lead to the discovery of a discrepancy to DS’s detriment, then DS may credit the amount of the discrepancy without interest against any future payments due to ARQULE under Section 4.3.1.  ARQULE shall bear the full cost of such audit unless such audit discloses an underreporting by DS of more than * percent (*%) of the aggregate amount of royalties payable in any Calendar Year, in which case DS shall reimburse ARQULE for all costs incurred by ARQULE in connection with such audit.

4.3.3        Overdue Payments.  All royalty payments not made within the time period set forth in Section 4.3.1(c), including underpayments discovered during an audit, and all milestone payments not made within the time period specified in Section 4.3.1, shall bear interest at a rate of * percent (*%) per month from the due date until paid in full or, if less, the maximum interest rate permitted by Applicable Laws.  Any such overdue royalty or milestone payment shall, when made, be accompanied by, and credited first to, all interest so accrued.

4.3.4        Payments; Withholding Tax.

(a)           Payments in U.S. Dollars.  All payments made by DS under this Article 4 shall be made by wire transfer in U.S. dollars in accordance with instructions given in writing from time to time by ARQULE.

(b)           Withholding Taxes.  If Applicable Laws require withholding of income or other taxes imposed upon any payments made by DS to ARQULE under this Agreement, DS shall (i) make such withholding payments as may be required, (ii) subtract such withholding payments from such payments, (iii) submit appropriate proof of payment of the withholding taxes to ARQULE within a reasonable period of time, and (iv) promptly provide ARQULE with all official receipts with respect thereto.  DS shall render ARQULE reasonable assistance in order to allow ARQULE to obtain the benefit of any present or future treaty against double taxation which may apply to such payments.

4.3.5        Foreign Currency Exchange.  All payments to be made by DS to ARQULE or by ARQULE to DS under this Agreement shall be made in United States dollars and shall be paid by bank wire transfer to such bank account as may be designated in writing by the other Party from time to time.  If, in any Calendar Quarter, Net Sales are made in any currency other than United States dollars, such Net Sales shall be converted into United States dollars using the conversion rate as of the last day of such Calendar Quarter as published in the Wall Street Journal.

5.             CONFIDENTIALITY

5.1           Confidentiality.

5.1.1        Confidentiality Obligations.  ARQULE and DS each recognizes that the other Party’s Confidential Information and Proprietary Materials constitute highly valuable assets of such other Party.  ARQULE and DS each agrees that, subject to Sections 5.1.2 and 5.3, (a) it will not disclose, and will cause its Affiliates and Sublicensees not to disclose, any Confidential Information or Proprietary Materials of the other Party, and (b) it will not use, and will cause its Affiliates and Sublicensees not to use, any Confidential Information or Proprietary Materials of the other Party except as expressly permitted hereunder.  The obligations of each Party under this Section 5.1.1 shall remain in effect during the Term and for an additional * (*) years following the expiration or termination of this Agreement.

5.1.2        Limited Disclosure.  ARQULE and DS each agrees that disclosure of its Confidential Information or any transfer of its Proprietary Materials may be made by the other Party to (a) any employee, consultant or Affiliate of such other Party who requires such Confidential Information or Proprietary Materials for a Party to exercise its rights or carry out its responsibilities under this Agreement or (b) Third Party subcontractors engaged by a Party to enable such other Party to exercise its rights or to carry out its responsibilities under this Agreement; provided, that, any such disclosure or transfer shall only be made to Persons who are bound by written obligations as described in Section 5.1.3.  In addition, ARQULE and DS each agrees that the other Party may disclose its Confidential Information (a) on a need-to-know basis to such other Party’s legal and financial advisors, (b) as reasonably necessary in connection with an actual or potential permitted sublicense of such other Party’s rights hereunder, (c) to investment bankers, analysts, investors and potential investors, lenders and potential lenders and other sources and other potential sources of financing, or any acquirer or merger partner and potential acquirer or merger partner, as applicable, as reasonably necessary in connection with an actual or potential (i) debt, equity or other financing of such other Party or (ii) merger, acquisition, consolidation, share exchange or other similar transaction involving such Party and any Third Party, and (d) for any other purpose with the other Party’s consent, not to be unreasonably withheld.  In addition, each Party agrees that the other Party may disclose such Party’s Confidential Information or provide such Party’s Proprietary Materials (A) as reasonably necessary to file, prosecute or maintain Patent Rights, or to file, prosecute or defend litigation related to Patent Rights, in accordance with this Agreement; or (B) as required by Applicable Laws as determined by the disclosing Party in its reasonable discretion; provided, that, in the case of any disclosure under this clause (B), the disclosing Party shall (1) if practicable, provide the other Party with reasonable advance notice of and an opportunity to comment on any such required disclosure and (2) if requested by the other Party, cooperate in all reasonable respects with the other Party’s efforts to obtain confidential treatment or a protective order with respect to any such disclosure, at the other Party’s expense.  Notwithstanding the foregoing, (x) DS may disclose Mechanism of Inhibition Information only to individuals who are employees of DS and its Affiliates, and Sublicensees who are directly engaged in the Development of a Collaboration Compound and who require such Mechanism of Inhibition Information in order to perform the Development activities assigned to them (each, a “Permitted Employee”), and not to consultants, Third Party subcontractors and (y) DS may not include any Mechanism of Inhibition Information in any hardcopy or electronic database or other archive to which any person who is not a Permitted Employee has access.

5.1.3        Employees, Consultants and Third Party Subcontractors.  ARQULE and DS each hereby represents that all of its employees and consultants, all of the employees and consultants of its Affiliates, and Sublicensees and all of its Third Party subcontractors who participate in the activities of the Collaboration or have access to Confidential Information or Proprietary Materials of the other Party are or will, prior to their participation or access, be bound by written obligations to maintain such Confidential Information or Proprietary Materials in confidence.  Each Party agrees to use, and to cause its Affiliates, Sublicensees and Third Party subcontractors to use, reasonable efforts to enforce such obligations and to prohibit its employees and consultants from using such information except as expressly permitted hereunder.  Each Party will be liable to the other for any disclosure or misuse by its employees, consultants, Affiliates, Sublicensees or Third Party subcontractors of Confidential Information or Proprietary Materials of the other Party.

5.2           Publicity.  The Parties acknowledge that the terms of this Agreement constitute Confidential Information of each Party and may not be disclosed except as permitted by Section 5.1.2 and this Section 5.2.  In addition, a copy of this Agreement may be filed by either Party with the Securities and Exchange Commission if such filing is required by law or regulation.  In connection with any such filing, such Party shall endeavor to obtain confidential treatment of economic and trade secret information, and shall provide the other Party with the proposed confidential treatment request with reasonable time for such other Party to provide comments, which comments shall be reasonably considered by the filing Party.  Except for public announcements of the occurrence of any milestone event and any event that ARQULE or DS reasonably believes is material under Applicable Laws, neither Party shall issue a press or news release or make any similar public announcement (it being understood that publication in scientific journals, presentation at scientific conferences and meetings and the like are intended to be covered by Section 5.3 and not subject to this Section 5.2) related to the Development Program without the prior written consent of the other Party.  Each Party shall provide the other Party an advance copy of any proposed press release relating to this Agreement or any Licensed Product to the extent reasonably practicable and shall consider any comments or proposals for a joint press release if agreed to by the Parties.

5.3           Publications and Presentations.  The Parties acknowledge that scientific publications and presentations must be strictly monitored to prevent any adverse effect from premature publication or dissemination of results of the activities hereunder.  Notwithstanding anything to the contrary contained herein, the right to publish or present, or permit to be published or presented, the results of the Research Program shall be governed by the terms of the Collaborative Research Agreement.  Each Party agrees that, except as required by Applicable Laws, it shall not publish or present, or permit to be published or presented, the results of the Development Program without the prior review by the other Party.  Each Party shall provide to the other Party the opportunity to review each of the submitting Party’s proposed abstracts, manuscripts or presentations (including, without limitation, information to be presented verbally) that relate to the Development Program at least * (*) days prior to its intended presentation or submission for publication, and such submitting Party agrees, upon written request from the other Party given within such * (*) day period, not to submit such abstract or manuscript for publication or to make such presentation until the other Party is given up to * (*) days from the date of such written request to seek appropriate patent protection for any material in such publication or presentation that it reasonably believes may be patentable.  In the event that the Parties disagree on a proposed publication or presentation, they will discuss the matter in good faith and ARQULE shall have the right to make the final decision on publication or presentation of the results of the Research Program and DS shall have the right to make the final decision on publication or presentation of the results of the Development Program.  Once such abstracts, manuscripts or presentations have been published or presented by each Party in accordance with this Section 5.3, the same abstracts, manuscripts or presentations do not have to be provided again to the other Party for review for a later submission for publication.  Each Party also shall have the right to require that any of its Confidential Information that is disclosed in any such proposed publication or presentation be deleted prior to such publication or presentation, provided that ARQULE shall be permitted to use data generated by ARQULE and information about AKT in any such publication or presentation.  In any permitted publication or presentation by a Party, the other Party’s contribution shall be duly recognized, and co-authorship shall be determined in accordance with customary standards.  Each Party expressly acknowledges that the other Party’s business may be substantially dependent on its ability to publish results in scientific journals, presentation at scientific conferences and meetings.

5.4           Prior Approved Publication.  Notwithstanding Sections 5.2 and 5.3, either Party may include in a public disclosure or in a scientific or medical publication or representation, without prior delivery to or review by the other Party, any information which has previously been included in a public disclosure or scientific or medical publication that has been reviewed pursuant to Section 5.2 or Section 5.3 or published or publicly disclosed by the other Party.

5.5           Mechanism of Inhibition Information.  Notwithstanding anything to the contrary set forth herein, including without limitation, the right to disclose Confidential Information of ARQULE set forth in Section 5.2 and the rights to publish set forth in Section 5.3, DS shall in no event disclose any Mechanism of Inhibition Information, except for disclosure to Permitted Employee.

5.6           Retention of Documents, Date and Trial Master File.  Notwithstanding any other provision in this Agreement regarding the return or transfer of Confidential Information or Clinical Trial data or documents, any Party that is a sponsor of a Clinical Trial involving the Collaboration Compound or Licensed Product shall retain all documents and data, including, but not limited to the trial master file, required to be retained under regulatory laws or under regulations promulgated by any Regulatory Authority.  This provision does not preclude a Party that is retaining such documents and data from also providing copies of such documents and data to the other Party if required under other Sections of this Agreement.

6.            LICENSE GRANTS; EXCLUSIVITY

6.1           Licenses.

6.1.1        ARQULE License Grants.

(a)           Development Program.  Subject to the other terms of this Agreement, ARQULE hereby grants to DS and its Affiliates an exclusive, except as to ARQULE as set forth herein, royalty-free, worldwide license or sublicense (with respect to Licensed Technology and Licensed Patent Rights licensed by Third Parties to ARQULE) during the Term, with the right to grant sublicenses solely as provided in Section 6.2, under Licensed Technology and Licensed Patent Rights for the sole purpose of conducting DS Development Activities as part of the Development Program, including without limitation, the Manufacture of Collaboration Compounds and Licensed Products for use in Development.  Notwithstanding the foregoing, during the Term, subject to the terms and conditions of this Agreement, (including, without limitation, Section 6.4.1), ARQULE hereby retains the right to Develop and Commercialize all Waived Compounds or Terminated Compounds.  For avoidance of doubt, ARQULE shall not Develop or Commercialize during the Term any Waived Compounds or Terminated Compounds, any of which is an AKT Inhibitor.

(b)           Commercialization Licenses.  Subject to the other terms of this Agreement, ARQULE hereby grants to DS and its Affiliates (i) an exclusive, except as to ARQULE as set forth herein, royalty-bearing license or sublicense (with respect to Licensed Technology and Licensed Patent Rights licensed by Third Parties to ARQULE) during the Term, with the right to grant sublicenses subject to Section 6.2, under Licensed Technology and Licensed Patent Rights for the sole purpose of Commercializing Co-Commercialized Licensed Products in the Field in the U.S.  Territory and (ii) an exclusive (even as to ARQULE), royalty-bearing license or sublicense (with respect to Licensed Technology and Licensed Patent Rights licensed by Third Parties to ARQULE) during the Term, including the right to grant sublicenses solely as provided in Section 6.2, under Licensed Technology and Licensed Patent Rights for the sole purpose of Commercializing Licensed Products in the Field in any country or territory in the Territory, other than the U.S.  Territory.

6.1.2        DS License Grants.

(a)           Development Program.  Subject to the other terms of this Agreement (including, without limitation Section 3.9.2), DS hereby grants to ARQULE a non-exclusive, royalty-free, worldwide license during the Term, without the right to grant sublicenses, under DS Technology, DS Patent Rights for the sole purpose of conducting ARQULE Development Activities as part of the Development Program.

(b)           Co-Commercialized Licensed Products.  Subject to the other terms of this Agreement, DS hereby grants to ARQULE a non-exclusive, royalty-free license during the Term, without the right to grant sublicenses, under DS Technology and DS Patent Rights for the sole purpose of Co-Commercialization of Co-Commercialized Licensed Products in the Field in the U.S. Territory.

6.1.3           Disclosure of Technology.  Each Party shall disclose to the other Party all Technology and Patent Rights Controlled by such Party that is reasonably necessary or useful for the Development, or Commercialization of Licensed Products, and all such Technology and Patent Rights shall be included in the licenses granted in this Section 6.1.

6.1.4           Waived Compound; Terminated Compounds.  Subject to the terms and conditions of this Agreement (including, without limitation, Section 6.4.1), DS hereby grants to ARQULE and its Affiliates an exclusive, worldwide, royalty-free license, with the right to grant sublicenses, under DS Program Technology, DS Program Patent Rights and DS’s interest in Joint Technology and Joint Patent Rights to research, develop, have developed, make, have made, use, distribute for sale, sell, offer for sale, import and have imported Waived Compounds or Terminated Compounds, any of which is not an AKT Inhibitor, for any and all uses, both within and outside of the Field.  Subject to Section 8.1.5, DS shall retain all rights to such DS Program Technology, DS Program Patent Rights and DS’s interest in Joint Technology and Joint Patent Rights for all other purposes.

6.2           Right to Sublicense.  DS shall have the right to grant sublicenses to Sublicensees under the licenses granted to it under this Agreement with respect to Collaboration Compounds and Licensed Products; provided, that, (a) it shall be a condition of any such sublicense that such Sublicensee agrees to be bound by all terms of this Agreement applicable to the Development or Commercialization, as the case may be, of Licensed Products in the Field in the Territory (including, without limitation, Article 5); (b) DS shall provide written notice to ARQULE of any such proposed sublicense at least * (*)  days prior to such execution and provide copies to ARQULE of each such sublicense in the form to be executed at least ten (10) Business Days prior to such execution; (c) if DS grants a sublicense to a Sublicensee, DS shall be deemed to have guaranteed that such Sublicensee will fulfill all of DS’s obligations under this Agreement applicable to the subject matter of such sublicense; and (d) DS shall not be relieved of its obligations pursuant to this Agreement as a result of such sublicense.  In addition to clauses (a) through (d), any sublicenses to sell Licensed Products or Co-Commercialized Licensed Products granted by DS to Sublicensee under this Section 6.2 shall require ARQULE’s consent, which consent shall not be unreasonably withheld, delayed or conditioned.

6.3           No Other Rights.  DS shall have no rights to use or otherwise exploit ARQULE Technology, ARQULE Patent Rights, or ARQULE Proprietary Materials, and ARQULE shall have no rights to use or otherwise exploit DS Technology, DS Patent Rights or DS Proprietary Materials, in each case, except as expressly set forth in this Article 6.

6.4           Exclusivity.

6.4.1        ARQULE.  During the Term, ARQULE shall not, and shall cause each of its Affiliates to not, conduct or fund any research, development or commercialization activity, either on its own, or with, for the benefit of, or sponsored by, any Third Party, that involves the research, development or commercialization of, or grant any license or other rights to any Third Party to utilize any Technology or Patent Rights Controlled by ARQULE or any of its Affiliates for the express purpose of *.  For clarity, during the Term, ARQULE shall have the right to research, develop and/or commercialize, and grant licenses or other rights to any Third Party to utilize any Proprietary Materials, Technology or Patent Rights Controlled in whole or in part by ARQULE or any of its Affiliates for the purpose of *.

6.4.2        DS.  During the Term, DS shall not, and shall cause each of its Affiliates to not, conduct any research, development or commercialization activity, either on its own, or with, for the benefit of, or sponsored by, any Third Party, that involves the research, development or commercialization of, or grant any license or other rights to any Third Party to utilize any Technology or Patent Rights Controlled by DS or any of its Affiliates for the express purpose of *.

6.4.3        Permitted Transactions.  If either Party enters into an agreement for a Permitted Transaction, all Technology and Patent Right granted to such Party under the Permitted Transaction shall be included without further action in the licenses granted to the other Party by Section 6.1.1 or 6.1.2.

6.5           Use of Third Party Technology.  Neither Party shall have any obligation to use any Patent Rights (other than the Licensed Patent Rights, Joint Patent Rights or DS Patent Rights) in connection with the Development or Commercialization of any Collaboration Compound or Licensed Product, and each Party hereby agrees that, except as provided in the Global Development Plan or as agreed to between the Parties following a proposal submitted in accordance with this Section 6.5, it shall not use any Technology owned or controlled by a Third Party (“Third Party Development Technology”) in the Development and/or Commercialization of any Collaboration Compound or Licensed Product if the other Party would thereby be required to pay a royalty or other compensation to the Third Party holder of rights to that Technology in connection therewith.  Either Party may at any time during the Term submit to the other Party and to the JEC a proposal to license Third Party Development Technology that such party reasonably believes would be necessary or useful in order to Develop or Commercialize any Collaboration Compound or Licensed Product.  Such proposal shall contain, at a minimum, information supporting the rationale for such license from a scientific, regulatory and commercial standpoint, an estimated Development critical path and a good faith estimate of the cost of such license.  Any decision with respect to the license of any such Third Party Development Technology shall be made by DS.  If DS determines that a license to such Third Party Development Technology should be obtained, unless otherwise agreed by the Parties, DS shall be responsible for negotiating and executing such license agreement and DS shall be solely responsible for the consideration payable in such license agreement with respect to the license of such Third party Development Technology.

7.            INTELLECTUAL PROPERTY RIGHTS

7.1           ARQULE Intellectual Property Rights.  ARQULE shall have sole and exclusive ownership of all right, title and interest on a worldwide basis in and to any and all ARQULE Technology and ARQULE Patent Rights.

7.2           DS Intellectual Property Rights.  DS shall have sole and exclusive ownership of all right, title and interest on a worldwide basis in and to any and all DS Technology, Product Trademarks and DS Patent Rights.

7.3           Joint Technology and Joint Patent Rights.  DS and ARQULE shall jointly own all Joint Technology and Joint Patent Rights.  Notwithstanding anything to the contrary contained in this Agreement or under Applicable Laws, except to the extent exclusively licensed to one Party under this Agreement, the Parties hereby agree that either Party may use or license or sublicense to Affiliates or Third Parties all or any portion of its interest in Joint Technology and/or Joint Patent Rights or jointly owned Confidential Information or Proprietary Materials for use outside the Field without the prior written consent of the other Party, without restriction and without the obligation to provide compensation to the other Party; provided, that, during the Term, neither Party may use or license or sublicense to Third Parties all or any portion of its interest in Joint Technology and/or Joint Patent Rights or jointly owned Confidential Information or Proprietary Materials for use in the Field against AKT.

7.4           Patent Coordinators.  ARQULE and DS shall each appoint a patent coordinator reasonably acceptable to the other Party (each, a “Patent Coordinator”) to serve as such Party’s primary liaison with the other Party on matters relating to patent filing, prosecution, maintenance and enforcement.  Each Party may replace its Patent Coordinator at any time by notice in writing to the other Party.  The initial Patent Coordinators shall be:

For ARQULE:  Robert Connaughton, Esq., Vice President and Chief Corporate Counsel, ArQule, Inc.

For DS:  Dr.  Kazuo Sato, General Manager, Intellectual Property, DAIICHI SANKYO CO., LTD.

7.5           Notification of Program Technology Inventions.  Each Party will promptly notify the other Party in writing of any Program Technology, whether or not patentable, (i) that is conceived or first reduced to practice solely by one or more employees or consultants of the notifying Party, alone or jointly with any Third Party, or (ii) that is conceived or first reduced to practice jointly by one or more employees or consultants of the notifying Party and the other Party.

7.6           Inventorship.  In case of a dispute between ARQULE and DS over inventorship and, as a result, whether any particular Program Technology is ARQULE Technology, DS Technology or Joint Technology, it shall be determined by applicable United States patent law.

7.7           Cooperation.  Each Party shall cooperate with the other Party to effect the intent of this Article 7, including without limitation by executing documents and making its employees and independent contractors available to execute documents as necessary to achieve the foregoing allocation of ownership rights.

8.            FILING, PROSECUTION AND MAINTENANCE OF PATENT RIGHTS

8.1           Patent Filing, Prosecution and Maintenance.

8.1.1        DS’s Prosecution Rights.

(a)           DS Program Technology.  Subject to Sections 8.1.4 and 8.1.5, DS, acting through patent counsel or agents of its choice, shall be responsible for the preparation, filing, prosecution and maintenance, at its sole cost and expense, of Patent Rights covering DS Program Technology.  At DS’s request, ARQULE shall cooperate with DS in all reasonable respects in connection with such preparation, filing, prosecution and maintenance of such Patent Rights, including but not limited to obtaining assignments to reflect chain of title consistent with the terms of this Agreement, gaining United States patent term extensions, supplementary protection certificates and any other extensions that are now or become available in the future wherever applicable.

(b)           DS Background Technology.  DS, at its sole expense and acting through patent counsel or agents of its choice, shall be responsible for the preparation, filing, prosecution and maintenance of all Patent Rights covering DS Background Technology.

8.1.2        ARQULE Prosecution Rights.

(a)           ARQULE Program Technology.  Subject to Sections 8.1.4 and 8.1.5, ARQULE, acting through patent counsel or agents of its choice, shall be responsible for the preparation, filing, prosecution and maintenance, at its sole cost and expense, of Patent Rights covering ARQULE Program Technology.  At ARQULE’s request, DS shall cooperate with and assist ARQULE in all reasonable respects in connection with such preparation, filing, prosecution and maintenance of such Patent Rights, including but not limited to obtaining assignments to reflect chain of title consistent with the terms of this Agreement, gaining United States patent term extensions, supplementary protection certificates and any other extensions that are now or become available in the future wherever applicable.

(b)           ARQULE Background Technology.  ARQULE, at its sole expense and acting through patent counsel or agents of its choice, shall be responsible for the preparation, filing, prosecution and maintenance of all Patent Rights covering ARQULE Background Technology.

8.1.3        Joint Prosecution.  In the case of Joint Patent Rights, the Parties shall meet through the Patent Coordinators, or hold a teleconference or videoconference, to discuss in good faith and agree upon the content and form of any application for a Joint Patent Right and hereby agree that only the application in the form as agreed between the Parties may be filed in respect of the Joint Patent Rights.  Any dispute between the Patent Coordinators shall be referred to the JEC for resolution as a Joint Decision.  The Parties shall share the costs equally in respect of the preparation of the application, filing, prosecution, grant and maintenance of any Joint Patent Right jointly filed; and jointly instruct an appropriately qualified patent attorney to draft, file and prosecute the application and each Party will have equal control over the prosecution of the filing such that the patent attorney will only be able to act on unanimous instructions.  In the event that one Party is (i) not interested, or (ii) not willing to equally share the related cost and expense, with respect to any Joint Patent Rights in a given country, then the other Party shall have the right, at its own cost and expense, to file for and prosecute such Joint Patent Rights in such country in both Parties’ names.

8.1.4        Information and Cooperation.  Each Party that has responsibility for filing and prosecuting any Patent Rights under this Section 8.1 (a “Filing Party”) shall (a) regularly provide the other Party (the “Non-Filing Party”) with copies of all patent applications filed hereunder for Program Technology and other material submissions and correspondence with the patent offices, in sufficient time to allow for review and comment by the Non-Filing Party; and (b) provide the Non-Filing Party and its patent counsel with an opportunity to consult with the Filing Party and its patent counsel regarding the filing and contents of any such application, amendment, submission or response.  The advice and suggestions of the Non-Filing Party and its patent counsel shall be taken into consideration in good faith by such Filing Party and its patent counsel in connection with such filing.  Each Filing Party shall pursue in good faith all reasonable claims and take such other reasonable actions, as may be requested by the Non-Filing Party in the prosecution of any Patent Rights covering any Program Technology under this Section 8.1; provided, however, if the Filing Party incurs any additional expense as a result of any such request, the Non-Filing Party shall be responsible for the cost and expenses of pursuing any such additional claim or taking such other activities.  In addition, DS agrees that if ARQULE claims any action taken under Section 8.1.1(a) would be detrimental to Patent Rights covering ARQULE Background Technology, ARQULE shall provide written notice to DS and the Patent Coordinators shall, as promptly as possible thereafter, meet to discuss and resolve such matter and, if they are unable to resolve such matter, the Parties shall refer such matter to a mutually agreeable outside patent counsel for resolution.

8.1.5        Abandonment.

(a)           Patent Rights owned solely by ARQULE or DS.  If a Filing Party decides to abandon or to allow to lapse any of the Patent Rights covering any Program Technology for which it has responsibility, it shall inform the Non-Filing Party of such decision promptly and, in any event, so as to provide the Non-Filing Party a reasonable amount of time to meet any applicable deadline to establish or preserve such Patent Rights in such country or region.  The Non-Filing Party shall have the right to assume responsibility for continuing the prosecution of such Patent Rights in such country or region and paying any required fees to maintain such Patent Rights in such country or region or defending such Patent Rights, through patent counsel or agents of its choice, which shall be at the Non-Filing Party’s sole expense.  The Non-Filing Party shall not become an assignee of any such Patent Rights as a result of its assumption of any such responsibility.  Upon transfer of such responsibility under this Section 8.1.5(a), the Filing Party shall promptly deliver to the Non-Filing Party copies of all necessary files related to the Patent Rights with respect to which responsibility has been transferred and shall take all actions and execute all documents reasonably necessary for the Non-Filing Party to assume such responsibility.

(b)           Joint Patent Rights.  If one Party decides to abandon its share of the Joint Patent Rights in any country or region (an “Abandoning Party”), it shall inform the other Party (the “Maintaining Party”) of such decision promptly.  The Maintaining Party shall have the right to assume all responsibility for continuing the prosecution of such Patent Rights in such country or region and paying any required fees to maintain such Patent Rights in such country or region or defending such Patent Rights, through patent counsel of its choice, which shall be at the Maintaining Party’s sole expense.  Upon abandonment of the Abandoning Party’s share of any Joint Patent Rights under this Section 8.1.5(b), the Abandoning Party shall take all actions and execute all documents reasonably necessary for the Maintaining Party to assume such responsibility.

8.2           Legal Actions.

8.2.1        Third Party Infringement.

(a)           Notice.  In the event either Party becomes aware of (i) any possible infringement of any Licensed Patent Rights, DS Patent Rights or Joint Patent Rights by any Third Party through the Development or Commercialization of a Collaboration Compound or Licensed Product, or (ii) the submission by any Third Party of an abbreviated new drug application under the Hatch-Waxman Act for a product that includes a Licensed Product or Collaboration Compound (each, an “Infringement”), that Party shall promptly notify the other Party and provide it with all details of such Infringement of which it is aware (each, an “Infringement Notice”).

(b)           DS Right to Enforce.

(i)           Enforcement of DS Patent Rights.  In the event that any Infringement relates to any DS Patent Rights DS shall have the sole right but not the obligation to enforce such claim.

(ii)           Enforcement of Licensed Patent Rights.  In the event that any Infringement relates to any ARQULE Program Patent Rights and Joint Patent Right due to any Third Party product that meets clauses (i) and (ii) of the Minimum Requirements for AKT in the Field, DS shall have the first right (but not the obligation) to enforce such claim, which may include the institution of legal proceedings or other action; provided, that, notwithstanding the foregoing, DS shall not admit the invalidity or unenforceability of any Licensed Patent Rights or Valid Claims therein without ARQULE’s prior written consent.  DS shall keep ARQULE reasonably informed on a quarterly basis, in person or by telephone, prior to and during any such enforcement.  ARQULE shall assist DS, upon request, in taking any action to enforce any such Patent Rights and shall join in any such action if deemed to be a necessary party.  DS shall incur no liability to ARQULE as a consequence of such litigation or any unfavorable decision resulting therefrom, including any decision holding any such claim invalid, not infringed or unenforceable.  All costs, including without limitation attorneys’ fees, relating to such legal proceedings or other action shall be borne by DS.  If DS does not take commercially reasonable steps to abate the Infringement of such Patent Rights within * (*) days from any Infringement Notice (or * (*) days in the case of an Infringement resulting from the submission by any Third Party of an abbreviated new drug application under the Hatch-Waxman Act), then ARQULE shall have the right and option to do so at its expense.

(c)           ARQULE Right to Enforce.

(i)           Enforcement of ARQULE Background Patent Rights.  In the event that any Infringement relates to any Patent Rights covering ARQULE Background Technology, ARQULE shall have the sole right but not the obligation to enforce such claim.

(ii)           Enforcement of ARQULE Program Patent Rights.  In the event that any Infringement relates to any ARQULE Program Patent Rights, then, subject to Section 8.2.1(b)(ii), ARQULE shall have the first right (but not the obligation) to enforce such claim, which may include the institution of legal proceedings or other action.  ARQULE shall keep DS reasonably informed on a quarterly basis, in person or by telephone, prior to and during any such enforcement.  DS shall assist ARQULE, upon request, in taking any action to enforce any such Patent Rights and shall join in any such action if deemed to be a necessary party.  ARQULE shall incur no liability to DS as a consequence of such litigation or any unfavorable decision resulting therefrom, including any decision holding any such claim invalid, not infringed or unenforceable.  All costs, including without limitation attorneys’ fees, relating to such legal proceedings or other action shall be borne by ARQULE.  If ARQULE does not take commercially reasonable steps to abate the Infringement of such Patent Rights within * (*) days from any Infringement Notice (or * (*) days in the case of an Infringement resulting from the submission by any Third Party of an abbreviated new drug application under the Hatch-Waxman Act), then DS shall have the right and option to do so at its expense.

(d)           Joint Patent Rights.  In the event of an Infringement of a Joint Patent Right, then, subject to Section 8.2.1(b)(ii), the Parties shall enter into good faith discussions as to whether and how to eliminate the Infringement.  Subject to the foregoing, (i) DS shall have the first right and option to eliminate such Infringement in the Field and ARQULE shall have the first right and option to eliminate such Infringement outside the Field, in each case by reasonable steps, which may include the institution of legal proceedings or other action and (ii) all costs, including without limitation attorneys’ fees, relating to such legal proceedings or other action shall be borne by such Party.  Neither DS nor ARQULE shall admit the invalidity or unenforceability of any Joint Patent Rights or Valid Claims therein without the other Party’s prior written consent.  If DS or ARQULE does not take or initiate commercially reasonable steps to eliminate the Infringement within * (*) days from any Infringement Notice (or * (*) days in the case of an Infringement resulting from the submission by any Third Party of an abbreviated new drug application under the Hatch-Waxman Act), then the other Party shall have the right and option to do so at its expense.

(e)           Representation of Either Party.  Each Party shall have the right to be represented by counsel that it selects in any legal proceedings or other action instituted under this Section 8.2.1 by the other Party.

(f)           Cooperation by the Parties.  In any action, suit or proceeding instituted under this Section 8.2.1, the Parties shall cooperate with and assist each other in all reasonable respects.  Upon the reasonable request of the Party instituting such action, suit or proceeding, the other Party shall join such action, suit or proceeding and shall be represented using counsel of its own choice, at the requesting Party’s expense.  If a Party with the right to initiate legal proceedings under this Section 8.2.1 lacks standing to do so and the other Party has standing to initiate such legal proceedings, then the Party with standing shall initiate such legal proceedings at the request and expense of the other Party.

(g)           Allocation of Recoveries.  Any amounts recovered by DS pursuant to actions under Sections 8.2.1(b)(ii), whether by settlement or judgment, shall be allocated in the following order:  (i) first, to reimburse DS and ARQULE for their reasonable out-of-pocket expenses in making such recovery (which amounts shall be allocated pro rata if insufficient to cover the totality of such expenses); and (ii) second (A) with respect to actual damages, to DS and ARQULE in the *, and (B) with respect to punitive, special or consequential damages, * percent (*%) to DS and * percent (*%) to ARQULE.  Any amounts recovered by ARQULE pursuant to actions under Section 8.2.1(c)(ii) shall be allocated in the following order:  (X) first, to reimburse ARQULE and DS for their reasonable out of pocket expenses in making such recovery (which amounts shall be allocated pro rata if insufficient to cover the totality of such expenses); and (Y) then, *% to ARQULE.  Any amounts recovered by DS pursuant to actions under Sections 8.2.1(d) in the Field or by ARQULE pursuant to actions under Sections 8.2.1(d) outside the Field, whether by settlement or judgment, shall be allocated in the following order:  (i) first, to reimburse DS and ARQULE for their reasonable out-of-pocket expenses in making such recovery (which amounts shall be allocated pro rata if insufficient to cover the totality of such expenses); and (ii) second (A) with respect to actual damages, (if DS’s historic Net Sales is affected by the Infringement) to DS and ARQULE in the *, or (*) * percent (*%) to DS and * percent (*%) to ARQULE , and (B) with respect to punitive, special or consequential damages, * percent (*%) to DS and * percent (*%) to ARQULE.  For clarity, in the event the Party which has the first right and option to eliminate such Infringement does not take or initiate commercially reasonable steps to eliminate the Infringement, the other Party which takes or initiate commercially reasonable steps to eliminate the Infringement shall have the sole right to retain any and all recoveries.

8.2.2        Defense of Claims.

(a)           Notice.  In the event that a Third Party alleges that the conduct of the Development or Commercialization of a Collaboration Compound or Licensed Product infringes the Patent Rights of a Third Party, the Party becoming aware of such allegation shall promptly notify the other Party hereof, in writing, reasonably detailing the claim.

(b)           Third Party Suit Relating Primarily to Licensed Products.  In the event that any action, suit or proceeding is brought against either Party or any Affiliate or Sublicensee of either Party alleging the infringement of the Patent Rights of a Third Party relating specifically to Licensed Products by reason of activities conducted pursuant to this Agreement, (i) DS shall have the right and obligation to defend or otherwise resolve such action, suit or proceeding (e.g., by way of entering into a settlement agreement or consent decree) at its sole expense; (ii) ARQULE or any of its Affiliates or Sublicensees shall have the right to separate counsel at its own expense in any such action, suit or proceeding and, if such action, suit or proceeding has been brought against ARQULE or any of its Affiliates or Sublicensees, ARQULE may elect to defend itself at its sole expense, provided that ARQULE agrees that any resolution of such action, suit or proceeding against ARQULE shall be at ARQULE’s sole expense; (iii) the Parties shall cooperate with each other in all reasonable respects in any such action, suit or proceeding; and (iv) neither Party shall enter into a settlement agreement or consent decree that admits infringement of any Third Party patent without the other Party’s prior written consent which shall not be unreasonably withheld, conditioned or delayed.  Except as provided in this Section 8.2.2 (b)(ii), settlement costs, royalties paid in settlement of any such suit, and the payment of any damages to the Third Party shall be borne solely by DS, provided that DS shall be entitled to credit * percent (*%) of such payments against milestone payments or royalty payments to be paid by DS under this Agreement relating to such Licensed Product.

(c)           Cooperation in Defense.  The Parties shall cooperate with each other in all reasonable respects in any action, suit or proceeding under this Section 8.2.2.  Each Party shall provide the other Party with prompt written notice of the commencement of any such suit, action or proceeding, or of any evidence or allegation of infringement of which such Party becomes aware, and shall promptly furnish the other Party with a copy of each communication relating to the alleged infringement that is received by such Party.  The Party that is a party to the action, suit or proceeding shall not admit the invalidity of any patent within the Licensed Patent Rights, Joint Patent Rights or DS Patent Rights, nor settle such action, suit or proceeding in a manner that adversely affects the other Party’s rights under this Agreement, without the written consent of the other Party, which consent shall not be unreasonably withheld, delayed or conditioned.

8.2.3           Trademark Prosecution and Registration.  DS shall be responsible for the filing, prosecution, maintenance, defense and enforcement of all Product Trademarks at DS’s expense and discretion.  In the event that ARQULE exercises the Co-Commercialization Option and the Parties execute and deliver the Co-Commercialization Agreement under Section 3.12(c), DS grants ARQULE the non-exclusive, royalty-free, non-assignable (except in connection with an assignment of this Agreement pursuant to Section 12.10), non-transferable (except in connection with an assignment of this Agreement pursuant to Section 12.10) and non-sublicensable license of the Product Trademark in USA.  All goodwill deriving from the use of the Product Trademark will accrue solely and exclusively to DS.  ARQULE shall use the Product Trademark only in accordance with reasonable standards.  In any circumstances, ARQULE may not apply or register any identical or confusingly similar trademark in the Territory without prior written consent of DS.  ARQULE agrees not to engage in any form of conduct, or make any statements or representations, that disparage or otherwise harm the reputation, goodwill or commercial interest related to the Product Trademark.  In all Licensed Product primary and secondary packages and labels and all marketing and promotional literature, ARQULE shall be presented and described as the Party who developed the Licensed Product, and the ARQULE name and logo shall appear in the same in size and prominence as the DS name and logo on all Licensed Product primary and secondary packages and labels and all marketing and promotional literature used in the Territory, unless prohibited by Applicable Laws; provided, however, that if it is commercially impracticable to do so, the Parties will discuss in good faith an alternate presentation of their names and logos.

8.2.4           Trademark Infringement.  If, during the Term, any Third Party uses, infringes, threatens to infringe or otherwise damages the Product Trademark, each Party shall immediately notify the other.  DS shall have the right, but not the obligation, to take all reasonable steps, whether by action, suit, proceeding, or otherwise to prevent further infringement of or damage to the Product Trademark.  The Parties agree to fully cooperate with each other in the prosecution, defense and/or settlement of any such suits.

8.2.5        Domain Name for INN and Trademark.  The Parties and their Affiliates shall collaborate to register and maintain the domain names that correspond to the International Nonproprietary Names (“INN”) of the Licensed Products and the Product Trademarks or their candidates for the Licensed Product in the Territory in order to prevent the registration of such domain names by Third Parties in bad faith.  ARQULE shall inform DS of (i) the first to the third INN candidates for registering the related domain name considering the priority of INN candidates, and (ii) the INN selected by WHO, so that DS or its Affiliates may register the corresponding domain names in timely and efficient manner.

9.            TERM AND TERMINATION

9.1           Term.  This Agreement shall commence on the Effective Date and shall continue in full force and effect, unless otherwise terminated pursuant to Section 9.2, until (a) such time as DS is no longer Developing at least * (*) Licensed Product or (b) if, as of the time DS is no longer Developing at least * (*) Licensed Product, DS is Commercializing a Licensed Product, such time as all Royalty Terms for all Licensed Products have ended, whichever is later (the “Term”).  Upon the expiration of this Agreement as set forth in this Section 9.1, the license rights granted hereunder shall be converted to perpetual and fully paid-up licenses.

9.2           Termination.  Subject to Section 12.1(d), this Agreement may be terminated by either Party as follows:

9.2.1        Unilateral Right to Terminate Agreement.

(a)           DS Rights to Terminate.  DS may terminate this Agreement, (A) at any time prior to the Initiation of Phase 3 Clinical Trials with respect to a Licensed Product on not less than * (*) days’ prior written notice to ARQULE and (B) at any time on and after the Initiation of Phase 3 Clinical Trials with respect to a Licensed Product on not less than * (*) days’ prior written notice to ARQULE.

(b)           ARQULE Right to Terminate.  Except to the extent the following is unenforceable under the law of a particular jurisdiction where a patent application with ARQULE Patent Rights is pending or a patent within ARQULE Patent Rights is issued, ARQULE may terminate this Agreement immediately upon written notice to DS in the event that DS or any of its Affiliates Challenges any ARQULE Patent Right or assists a Third Party in initiating a Challenge of any ARQULE Patent Right.

9.2.2        Termination for Breach.  Either Party may terminate this Agreement, effective immediately upon written notice to the other Party, for a material breach by the other Party of any obligation under this Agreement that remains uncured * (*) days (* (*) days in the event that the breach is a failure of either Party to make any payment required hereunder) after the non-breaching Party first gives written notice to the other Party of such breach and its intent to terminate this Agreement if such breach is not cured; provided, that, in the event DS is in breach of its diligence obligations under Section 3.6.1 with respect to any Licensed Product, ARQULE shall only have the right to terminate the license with respect to such Licensed Product (but leaving unaffected DS’s rights under this Agreement to any other Licensed Product).

9.2.3        Termination for Insolvency.  In the event that either Party files for protection under bankruptcy laws, makes an assignment for the benefit of creditors, appoints or suffers appointment of a receiver or trustee over all or substantially all of its property, files a petition under any bankruptcy or insolvency act or has any such petition filed against it which is not discharged within * (*) days of the filing thereof, then the other Party may terminate this Agreement effective immediately upon written notice to such Party.  In connection therewith, all rights and licenses granted under this Agreement are, and shall be deemed to be, for purposes of Section 365(n) of the United States Bankruptcy Code, licenses of rights to “intellectual property” as defined under Section 101(35A) of the United States Bankruptcy Code.

9.3           Consequences of Termination of Agreement.  In the event of the termination of this Agreement pursuant to Section 9.2, the following provisions shall apply, as applicable.

9.3.1        Termination by ARQULE under 9.2.1(b) or 9.2.3 or by DS under Section 9.2.1(a).  If this Agreement is terminated by DS pursuant to Section 9.2.1(a) or by ARQULE pursuant to Section 9.2.1(b) or 9.2.3:

(a)           all licenses and rights granted to DS hereunder, including without limitation, all licenses granted to DS under Article 6, shall immediately terminate and ARQULE shall no longer be subject to any obligations under Section 6.4.1;

(b)           DS shall continue to be subject to the obligations set forth in Section 6.4.2 for one (1) year following such termination.

(c)           each Party shall promptly return all Confidential Information and Proprietary Materials of the other Party that are not subject to a continuing license hereunder; provided, that, each Party may retain one copy of the Confidential Information of the other Party in its archives solely for the purpose of establishing the contents thereof and ensuring compliance with its obligations hereunder;

(d)           with respect to a termination of this Agreement by DS pursuant to Section 9.2.1(a) only, from the period commencing on the date that ARQULE receives the notice described in Section 9.2.1(a), DS shall (i) relinquish its right to representation on any Committee that is formed under this Agreement and (ii) all decisions shall be made solely by ARQULE;

(e)           upon request of ARQULE, DS shall promptly, and in any event within sixty (60) days after ARQULE’s request (which request may specify any or all of the actions in clauses (i) through (xii);

(i)           assign to ARQULE, free of charge, the ownership of any Product Trademarks that has (x) been used with any Licensed Product by DS in connection with the Commercialization of the Licensed Product, whether prior to or after Commercialization Regulatory Approval or (y) been approved by any Regulatory Authority in connection with Commercialization Regulatory Approval of a Licensed Product; provided that after such assignment ARQULE shall assume all responsibility for maintaining any such Product Trademarks, and if ARQULE does not request such assignment, DS may terminate or withdraw from registration any such Product Trademarks.  For clarity, the review or analysis of a potential trademark for use with a Licensed Product shall not cause such potential trademark to be a Product Trademark.

(ii)           (a) assign to ARQULE, free of charge, or at DS’s choice, grant to ARQULE an exclusive, worldwide, royalty-free license, with the unrestricted right to sublicense under all DS Patent Rights and DS Technology specific to the Collaboration Compounds and Licensed Products, (b) assign to ARQULE, free of charge, DS’s interest in Product Technology; provided, however, that ARQULE shall grant to DS a non-exclusive worldwide, royalty-free license, with the unrestricted right to sublicense, under such Product Technology solely for the development, manufacture, use and sale of products other than AKT Inhibitors, and (c) grant to ARQULE a non-exclusive worldwide, royalty-free license, with the unrestricted right to sublicense, under all other DS Patent Rights and DS Technology necessary or useful for ARQULE to Develop and Commercialize the Licensed Products;

(iii)          transfer to ARQULE all of its right, title and interest in all Regulatory Filings, Drug Approval Applications and Regulatory Approvals then in its name applicable to Licensed Products, if any, and all Confidential Information Controlled by it as of the date of termination relied on by such Regulatory Filings, Drug Approval Applications and Regulatory Approvals;

(iv)          notify the applicable Regulatory Authorities and take any other action reasonably necessary to effect such transfer;

(v)           provide ARQULE with copies all correspondence between DS and such Regulatory Authorities relating to such Regulatory Filings, Drug Approval Applications and Regulatory Approvals;

(vi)          assign (or cause its Affiliates to assign) to ARQULE all agreements with any Third Party with respect to Manufacture of Collaboration Compounds and Licensed Products or the conduct of Clinical Trials for the Licensed Products, including, without limitation, agreements with contract research organizations, clinical sites and investigators, unless expressly prohibited by any such agreement (in which case DS shall cooperate with ARQULE in all reasonable respects to secure the consent of such Third Party to such assignment);

(vii)         cooperate with ARQULE, cause its Affiliates to cooperate with ARQULE and use Commercially Reasonable Efforts to require any Third Party with which DS has an agreement with respect to the conduct of Clinical Trials for Licensed Products or the Manufacture of Licensed Products (including, without limitation, agreements with contract manufacturing organizations, contract research organizations, clinical sites and investigators), to cooperate with ARQULE in order to accomplish the transfer to ARQULE of similar rights as held by DS under its agreements with such Third Parties;

(viii)        provide ARQULE at cost with all supplies of Collaboration Compounds and Licensed Products in the possession of DS or any Affiliate or contractor of DS;

(ix)           provide ARQULE with copies of all reports and data generated or obtained by DS or its Affiliates pursuant to this Agreement that relate to any Licensed Product that have not previously been provided to ARQULE;

(x)           grant to ARQULE the right to use and disclose in connection with the Development and Commercialization of Licensed Products all DS Confidential Information Controlled by DS that is necessary or useful for the Development and Commercialization of Licensed Products, and agree that all such DS Confidential Information shall be subject to clause (a) of the second sentence of Section 5.1.1 as if it were ARQULE Confidential Information but shall not be subject to clause (b) of the second sentence of Section 5.1.1;

(xi)           if DS has Manufactured, is Manufacturing or is having manufactured such Licensed Product or any intermediate of such Licensed Product as of the date of termination, (A) transfer copies of all documents and materials Controlled by DS and embodying DS Technology and/or DS Patent Rights that are at the time of such termination being used by DS or its Third Party manufacturers to Manufacture a Collaboration Compound or Licensed Product, including but not limited to all suppliers, analytical methods, quality standards, specifications, commercial API formula, process chemistry, Manufacturing process descriptions, process flows, cycle times, process parameters, process equipment type and sizes, cleaning methods, commercial API samples, master safety data sheets, and stability reports (the “DS Manufacturing Know-How”) solely to enable the Manufacture of a Collaboration Compound or Licensed Product by ARQULE, its Affiliates or any Third Party manufacturer of ARQULE; (B) promptly make available to ARQULE or any such Third Party manufacturer a reasonable number of appropriately trained personnel to provide, on a mutually convenient timetable, technical assistance in the transfer of DS Manufacturing Know-How to ARQULE at ARQULE’s reasonable expense to reimburse DS for the time expended by DS personnel; (C) cooperate with ARQULE, cause its Affiliates to cooperate with ARQULE and use Commercially Reasonable Efforts to require its Third Party manufacturers of a Collaboration Compound or Licensed Product to cooperate with ARQULE in order to accomplish the transfer to ARQULE of similar rights as held by DS under its Third Party manufacturer agreements; and (D) supply ARQULE with its requirements of such Collaboration Compound or Licensed Product for up to * (*)  months following such termination at a transfer price equal to DS’s Manufacturing Cost thereof, plus *percent (*%); and

(xii)          enter into negotiations with ARQULE and agree upon and implement a plan for the orderly transition of Development and Commercialization from DS to ARQULE in a manner consistent with Applicable Laws and standards of ethical conduct of human Clinical Trials, including without limitation, the transfer of the global safety data to ARQULE, and will seek to replace all DS personnel engaged in any Development or Commercialization activities, in each case, as promptly as practicable.

(f)           ARQULE shall reimburse DS for its actual out-of-pocket costs of complying with Section 9.3.1(e)(i), (ii), (iii), (iv), (v), (vi), (vii), (viii) and (ix), up to a total of *dollars (US $*).

9.3.2        Termination by ARQULE Pursuant to Section 9.2.2.

(a)           Diligence Obligations.  If DS’s rights to any Licensed Product are terminated by ARQULE pursuant to Section 9.2.2 for breach by DS of its diligence obligations under Section 3.6.1 with respect to such Licensed Product, the provisions of Section 9.3.1 shall apply but only to the Licensed Product for which DS’s rights were terminated.

(b)           Other Obligations.  If this Agreement is terminated by ARQULE pursuant to Section 9.2.2 for breach by DS of its obligations under this Agreement other than its diligence obligations under Section 3.6.1, the provisions of Section 9.3.1 shall apply without restriction to any specific Licensed Product or Licensed Products.

9.3.3        Termination by DS.  If this Agreement is terminated by DS pursuant to Section 9.2.2 or 9.2.3:

(a)           all licenses granted by ARQULE to DS pursuant to Section 6.1.1 (including any additional licenses required to Manufacture API), shall survive the termination in each case subject to DS’s continued payment of all milestone, royalty and other payments under and in accordance with this Agreement with respect thereto;

(b)           all licenses granted by DS to ARQULE pursuant to Section 6.1.2(a) and 6.1.2(b) shall continue, provided, that, the Parties shall negotiate, in good faith, the terms of payment to DS by ARQULE for any such licenses, and in the case of termination by DS pursuant to Section 9.2.2, ARQULE shall continue to be subject to the obligations set forth in Section 6.4.1 for one (1) year following such termination; and

(c)           each Party shall promptly return all Confidential Information and Proprietary Materials of the other Party that are not subject to a continuing license hereunder; provided, that, each Party may retain one copy of the Confidential Information of the other Party in its archives solely for the purpose of establishing the contents thereof and ensuring compliance with its obligations hereunder.

9.4           Surviving Provisions.  Termination or expiration of this Agreement for any reason shall be without prejudice to:

(a)           survival of rights specifically stated in this Agreement to survive, including without limitation as set forth in Section 9.3;

(b)           the rights and obligations of the Parties provided in Articles 1, 5, 7, 8 (with respect to Joint Patent Rights and DS Patent Rights licensed to ARQULE pursuant to Section 9.3.1(e)(ii)), 10, 11 and 12 and Sections 6.3, 9.3 and 9.4 shall survive such termination except as provided in this Article 9;

(c)           the obligations of either Party that have accrued prior to termination or expiration, including, without limitation, any milestone, royalty relating to a date or period prior to termination or expiration; and

(d)           any other rights or remedies provided at law or equity which either Party may otherwise have.

10.           REPRESENTATIONS AND WARRANTIES

10.1         Mutual Representations and Warranties.  ARQULE and DS each represents and warrants to the other, as of the Effective Date, as follows:

10.1.1      Organization.  It is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, and has all requisite power and authority, corporate or otherwise, to execute, deliver and perform this Agreement.

10.1.2      Authorization.  The execution and delivery of this Agreement and the performance by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action and will not violate (a) such Party’s certificate of incorporation or bylaws, (b) any agreement, instrument or contractual obligation to which such Party is bound in any material respect, (c) any requirement of any Applicable Laws, or (d) any order, writ, judgment, injunction, decree, determination or award of any court or governmental agency presently in effect applicable to such Party.

10.1.3      Binding Agreement.  This Agreement is a legal, valid and binding obligation of such Party enforceable against it in accordance with its terms and conditions.

10.1.4      No Inconsistent Obligation.  It is not under any obligation, contractual or otherwise, to any Person that conflicts with or is inconsistent in any respect with the terms of this Agreement or that would impede the diligent and complete fulfillment of its obligations hereunder.

10.2         Additional Representations of ARQULE.  ARQULE represents and warrants to DS as follows:

10.2.1      Licensed Technology.  All Licensed Technology existing as of the Effective Date is Controlled by ARQULE.

10.2.2      Licensed Patent Rights.  To the actual knowledge of the Chief Executive Officer, the President, any Vice President or ARQULE’s internal patent counsel, as of the Effective Date, except as previously disclosed to DS, (i) no Third Party has initiated, or threatened in writing to initiate, any litigation against ARQULE or its Affiliates, including, without limitation, by initiating any declaratory judgment lawsuit, or by sending a cease-and-desist letter, alleging that the Licensed Patent Rights are invalid or unenforceable or that the use of the Licensed Patent Rights or Licensed Technology as contemplated by this Agreement infringes the Patent Rights of such Third Party and (ii) the Licensed Patent Rights listed on Schedule 1 are not invalid or unenforceable.

11.           INDEMNIFICATION

11.1         Indemnification of DS by ARQULE.  ARQULE shall indemnify, defend and hold harmless DS, its Affiliates, their respective directors, officers, employees and agents, and their respective successors, heirs and assigns (collectively, the “DS Indemnitees”), against all liabilities, damages, losses and expenses (including, without limitation, reasonable attorneys’ fees and expenses of litigation) (collectively, “Losses”) incurred by or imposed upon the DS Indemnitees, or any one of them, as a direct result of claims, suits, actions, demands or judgments of Third Parties, including without limitation personal injury and product liability claims (collectively, “Claims”), arising out of (a) ARQULE’s development activities under this Agreement and (b) the Co-Commercialization of any Co-Commercialized Licensed Product by ARQULE, except with respect to any Claim or Losses that result from a breach of this Agreement by, or the gross negligence or willful misconduct of, DS; provided, that, with respect to any Claim for which ARQULE has an obligation to any DS Indemnitee pursuant to this Section 11.1 and DS has an obligation to any ARQULE Indemnitee pursuant to Section 11.2, each Party shall indemnify each of the other Party’s Indemnitees for its Losses to the extent of its responsibility, relative to the other Party, for the facts underlying the Claim.

11.2         Indemnification of ARQULE by DS.  DS shall indemnify, defend and hold harmless ARQULE, its Affiliates, their respective directors, officers, employees and agents, and their respective successors, heirs and assigns (the “ARQULE Indemnitees”), against any Losses incurred by or imposed upon the ARQULE Indemnitees, or any one of them, as a direct result of Claims arising out of (a) the Development of any Licensed Product or the Commercialization (including, without limitation, the production, manufacture, promotion, import, sale or use by any Person) of any Licensed Product by DS or any of its Affiliates, Sublicensees, distributors or agents, and (b) the Co-Commercialization of any Co-Commercialized Licensed Product by DS or any of its Affiliates, Sublicensees, distributors or agents, except with respect to any Claim that results from a breach of this Agreement by, or the gross negligence or willful misconduct of, ARQULE; provided, that, with respect to any Claim for which ARQULE has an obligation to any DS Indemnitee pursuant to Section 11.1 and DS has an obligation to any ARQULE Indemnitee pursuant to this Section 11.2, each Party shall indemnify each of the other Party’s Indemnitees for its Losses to the extent of its responsibility, relative to the other Party, for the facts underlying the Claim.

11.3         Conditions to Indemnification.  A Person seeking recovery under this Article 11 (the “Indemnified Party”) in respect of a Claim shall give prompt notice of such Claim to the Party from which recovery is sought (the “Indemnifying Party”) and, provided that the Indemnifying Party is not contesting its obligation under this Article 11, shall permit the Indemnifying Party to control any litigation relating to such Claim and the disposition of such Claim; provided, that, the Indemnifying Party shall (a) act reasonably and in good faith with respect to all matters relating to the settlement or disposition of such Claim as the settlement or disposition relates to such Indemnified Party and (b) not settle or otherwise resolve such claim without the prior written consent of such Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed).  Each Indemnified Party shall cooperate with the Indemnifying Party in its defense of any such Claim in all reasonable respects and shall have the right to be present in person or through counsel at all legal proceedings with respect to such Claim.

11.4         Warranty Disclaimer.  EXCEPT AS OTHERWISE EXPRESSLY PROVIDED IN THIS AGREEMENT, NEITHER PARTY MAKES ANY WARRANTY WITH RESPECT TO ANY TECHNOLOGY, GOODS, SERVICES, RIGHTS OR OTHER SUBJECT MATTER OF THIS AGREEMENT AND EACH PARTY HEREBY DISCLAIMS ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, VALIDITY AND NONINFRINGEMENT.

11.5           No Warranty of Success.  Nothing contained in this Agreement shall be construed as a warranty on the part of either Party that (a) the Development Program will yield a Licensed Product or otherwise be successful or (b) the outcome of the Development Program will be commercially exploitable in any respect.

11.6           Limited Liability.  NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY OR ANY OF ITS AFFILIATES FOR (I) ANY SPECIAL, PUNITIVE, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES, INCLUDING WITHOUT LIMITATION LOST PROFITS OR LOST REVENUES, OR (II) COST OF PROCUREMENT OF SUBSTITUTE GOODS, TECHNOLOGY OR SERVICES, WHETHER UNDER ANY CONTRACT, WARRANTY, NEGLIGENCE, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY.

12.           MISCELLANEOUS

12.1           Full Arbitration.  (i) Any dispute, controversy or claim arising between the Parties with respect to this Agreement, and (ii) any Joint Decision that is not resolved by the Designated Senior Officers as set forth in Section 2.1.5 (each, a “Dispute”), shall be resolved by binding arbitration before a panel of three (3) arbitrators in accordance with the rules of the AAA in effect at the time the proceeding is initiated.  In any such arbitration, the following procedures shall apply:

(a)           The panel will be comprised of one arbitrator chosen by DS, one by ARQULE and the third by the two so chosen.  If either, or both, of DS or ARQULE fails to choose an arbitrator or arbitrators within thirty (30) days after receiving notice of commencement of arbitration or if the two arbitrators fail to choose a third arbitrator within thirty (30) days after their appointment, then either or both Parties shall immediately request that the AAA select the remaining number of arbitrators to be selected, which arbitrator(s) shall have the requisite scientific background, experience and expertise.  The place of arbitration shall be Boston, Massachusetts.

(b)           Either Party may apply to the arbitrators for interim injunctive relief until the arbitration decision is rendered or the Dispute is otherwise resolved.  Either Party also may, without waiving any right or remedy under this Agreement, seek from any court having jurisdiction any injunctive or provisional relief necessary to protect the rights or property of that Party pending resolution of the Dispute pursuant to this Section 12.1.  The arbitrators shall have no authority to award punitive or any other type of damages not measured by a Party’s compensatory damages.  Each Party shall bear its own costs and expenses and attorneys’ fees in connection with any such arbitration; provided, that, the non-prevailing Party shall pay the costs and expenses incurred by the prevailing Party in connection with any such arbitration, including reasonable attorneys’ fees and costs.  The Parties acknowledge that while Section 12.4 shall apply to any such Dispute, it is the intention of the Parties not to use the discovery rules of the Commonwealth of Massachusetts in connection with any such Dispute.

(c)           Except to the extent necessary to confirm an award or decision or as may be required by Applicable Laws, neither Party nor any arbitrator may disclose the existence or results of any arbitration without the prior written consent of both Parties.  In no event shall any arbitration be initiated after the date when commencement of a legal or equitable proceeding based on the Dispute would be barred by the applicable Massachusetts statute of limitations.

(d)           In the event of a Dispute involving the alleged breach of this Agreement (including, without limitation, whether a Party has satisfied its diligence obligations hereunder), (i) neither Party may terminate this Agreement under Section 9.2.2 until resolution of the Dispute pursuant to this Section 12.1 and (ii) if the arbitrators render a decision that a breach of this Agreement has occurred, the arbitrators shall have no authority to modify the right of the non-breaching Party to terminate this Agreement in accordance with Section 9.2.2.

(e)           Any disputed performance or suspended performance pending the resolution of a Dispute that the arbitrators determine to be required to be performed by a Party shall be completed within a reasonable time period following the final decision of the arbitrators.

(f)           The decision of the arbitrators shall be the sole, exclusive and binding remedy between the Parties regarding the determination of all Disputes presented.  Any monetary payment to be made by a Party pursuant to a decision of the arbitrators shall be made in United States dollars, free of any tax or other deduction.

12.2           Notices.  All notices and communications shall be in writing and delivered personally or by internationally-recognized overnight express courier providing evidence of delivery or mailed via certified mail, return receipt requested, addressed as follows, or to such other address as may be designated from time to time:

If to DS:		If to ARQULE:

Daiichi Sankyo Co., Ltd.		ArQule, Inc.
3-5-1, Nihonbashi Honcho, Chuo-ku		19 Presidential Way
Tokyo 103-8426, Japan		Woburn, MA 01801, U.S.A.
Tel:	+81-3-6225-1008	Tel: (781) 994-0300
Fax:	+81-3-6225-1903	Fax: (781) 376-6019
Attention: Vice President, Licensing		Attention: General Counsel
Attention Vice President, Business
Development
With a copy to:
Mintz, Levin, Cohn, Ferris, Glovsky and
Popeo, P.C.
One Financial Center
Boston, Massachusetts 02111, U.S.A.
Attention: Jeffrey Wiesen, Esq.
Tel: (617) 542-6000
Fax: (617) 542-2241

In addition, all notices to any Committee shall be sent to each Party’s designated members of such Committees at such Party’s address stated above or to such other address as such Party may designate by written notice given in accordance with this Section 12.2.

Except as otherwise expressly provided in this Agreement or mutually agreed in writing, any notice, communication or document (excluding payment) required to be given or made shall be deemed given or made and effective upon actual receipt or, if earlier, (a) three (3) Business Days after deposit with an internationally-recognized overnight express courier with charges prepaid, or (b) five (5) Business Days after mailed by certified, registered or regular mail, postage prepaid, in each case addressed to a Parties at its address stated above or to such other address as such Party may designate by written notice given in accordance with this Section 12.2.

12.3           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts (U.S.A.), without regard to the application of principles of conflicts of law.

12.4           Binding Effect.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective legal representatives, successors and permitted assigns.

12.5           Headings.  Article, section and subsection headings are inserted for convenience of reference only and do not form a part of this Agreement.

12.6           Counterparts.  This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and both of which, together, shall constitute a single agreement.

12.7           Amendment; Waiver.  This Agreement may be amended, modified, superseded or canceled, and any of the terms of this Agreement may be waived, only by a written instrument executed by each Party or, in the case of waiver, by the Party or Parties waiving compliance.  The delay or failure of either Party at any time or times to require performance of any provisions shall in no manner affect the rights at a later time to enforce the same.  No waiver by either Party of any condition or of the breach of any term contained in this Agreement, whether by conduct, or otherwise, in any one or more instances, shall be deemed to be, or considered as, a further or continuing waiver of any such condition or of the breach of such term or any other term of this Agreement.

12.8           No Third Party Beneficiaries.  Except as set forth in Sections 11.1 and 11.2, no Third Party (including, without limitation, employees of either Party) shall have or acquire any rights by reason of this Agreement.

12.9           Purposes and Scope.  The Parties hereto understand and agree that this Collaboration is limited to the activities, rights and obligations as set forth in this Agreement.  Nothing in this Agreement shall be construed (a) to create or imply a general partnership between the Parties, (b) to make either Party the agent of the other for any purpose, (c) to alter, amend, supersede or vitiate any other arrangements between the Parties with respect to any subject matters not covered hereunder, (d) to give either Party the right to bind the other, (e) to create any duties or obligations between the Parties except as expressly set forth herein, or (f) to grant any direct or implied licenses or any other right other than as expressly set forth herein.

12.10          Assignment and Successors.  Neither this Agreement nor any obligation of a Party hereunder may be assigned by either Party without the consent of the other which shall not be unreasonably withheld, except that each Party may assign this Agreement and the rights, obligations and interests of such Party, (i) in whole or in part, to any of its Affiliates, or (ii) to any purchaser of all or substantially all of its assets to which this Agreement relates or to any successor corporation resulting from any merger, consolidation, share exchange or other similar transaction.

12.11          Force Majeure.  Neither DS nor ARQULE shall be liable for failure of or delay in performing obligations set forth in this Agreement, and neither shall be deemed in breach of its obligations, if such failure or delay is due to a Force Majeure.  In event of such Force Majeure, the Party affected shall use reasonable efforts to cure or overcome the same and resume performance of its obligations hereunder.

12.12          Interpretation.  The Parties hereto acknowledge and agree that:  (a) each Party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision; (b) the rule of construction to the effect that any ambiguities are resolved against the drafting Party shall not be employed in the interpretation of this Agreement; and (c) the terms and provisions of this Agreement shall be construed fairly as to each Party and not in a favor of or against either Party, regardless of which Party was generally responsible for the preparation of this Agreement.  In addition, unless a context otherwise requires, wherever used, the singular shall include the plural, the plural shall include the singular, the use of any gender shall be applicable to all genders, the word “or” is used in the inclusive sense (and/or) and the word “including” is used without limitation and means “including without limitation”.

12.13          Integration; Severability.  This Agreement is the entire agreement with respect to the subject matter hereof and supersedes all other agreements and understandings between the Parties with respect to such subject matter.  Notwithstanding the foregoing, this Agreement shall not supersede (i) the Confidential Disclosure Agreement dated February 24, 2008 (the “Prior CDA”) between ARQULE and DS, (ii) the Development Research Agreement dated June 3, 2011 between ARQULE and DS and (iii) the provisions of Article 6 of the Collaborative Research Agreement, all of which shall continue to be in full force and effect in accordance with their respective terms and conditions.  All disclosures and information from ARQULE to DS prior to the effective date of the Collaborative Research Agreement shall be governed by the Prior CDA; all disclosures and information from ARQULE to DS from the effective date of the Collaborative Research Agreement to the Effective Date of this Agreement shall be governed by the provisions of Article 6 of the Collaborative Research Agreement; and all disclosures and information from ARQULE to DS after the Effective Date of this Agreement shall be governed by this Agreement.  If any provision of this Agreement is or becomes invalid or is ruled invalid by any court of competent jurisdiction or is deemed unenforceable, it is the intention of the Parties that the remainder of the Agreement shall not be affected.

12.14           Further Assurances.  Each of ARQULE and DS agrees to duly execute and deliver, or cause to be duly executed and delivered, such further instruments and do and cause to be done such further acts and things, including, without limitation, the filing of such additional assignments, agreements, documents and instruments, as the other Party may at any time and from time to time reasonably request in connection with this Agreement or to carry out more effectively the provisions and purposes of, or to better assure and confirm unto such other Party its rights and remedies under, this Agreement.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives.

ARQULE, INC.

By:	/s/ Paolo Pucci

Name: Paolo Pucci

Title: Chief Executive Officer

DAIICIII SANKYO CO., LTD.

By:	/s/ Joji Nakayama

Name: Joji Nakayama

Title: President and Chief Executive Officer

SCHEDULE 1

ARQULE PATENT RIGHTS

Country/Code	Application Number	Filed	Publication Number	Publication Date
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Sched. 1-1

SCHEDULE 2

MATERIAL TERMS TO BE INCLUDED IN

CO-COMMERCIALIZATION AGREEMENT

The Co-Commercialization Agreement to be negotiated by the Parties shall contain the following material terms in addition to the provisions set forth in Section 3.12.1(c)(i) of the LICENSE AND CO-COMMERCIALIZATION AGREEMENT.  Capitalized terms used in this Schedule 2 and not otherwise defined have the meanings given to them in the Agreement.

1.             Co-Commercialization Rights.

(a)           All Detailing calls shall be made in such markets as the USJCC reasonably considers to be appropriate for the successful Commercialization of Co-Commercialized Licensed Products based on objective, quantifiable information and market research data with the objectives of allocating to each of ARQULE and DS target audience and accounts from which each such Party will have the opportunity to attain its Detailing target.  The Parties recognize that it may be necessary from time to time to reassign individual accounts and/or target audience between the Parties and the USJCC shall be entitled to review the allocation of accounts as it reasonably determines to be appropriate.

(b)           Each Party shall use Commercially Reasonable Efforts to execute its responsibilities under each Co-Commercialization Plan, consistent with the applicable budget and in accordance with all Applicable Laws, and to cooperate diligently with each other in carrying out such Co-Commercialization Plan.

(c)           Except as otherwise specified in the Agreement or the Co-Commercialization Agreement, all decisions described in Section 2.2.4 of the Agreement regarding the Co-Commercialization of Co-Commercialized Licensed Products (including, without limitation, managed care strategy) shall be made by the USJCC, pursuant to Section 2.2.5 of the Agreement.

Sched. 2-1

2.             Integrated Sales Force.

(a)           ARQULE and DS shall use an integrated sales force to Detail each Co-Commercialized Licensed Product.  ARQULE shall provide a sales force (secondary sales force) as set forth in Section 3.12.1(c)(i).  Unless otherwise agreed by the Parties, the ARQULE sales force shall be deployed in overlap with the DS sales force on high potential targets.  Final targeting and deployment of both sales teams will be discussed and agreed to at the USJCC.  The aggregate number of PDE’s for the primary and secondary sales force as well as the respective deployment will be determined by the USJCC and established pursuant to the Co-Commercialization Plan.

(b)           Each Party shall be responsible for ensuring that its sales personnel Detail each Co-Commercialized Licensed Product in a manner consistent with the Co-Commercialization Plan and/or the decisions of the USJCC.  In performing their respective Detailing obligations hereunder, each of the Parties agrees to provide its own sales management organization and infrastructure for its sales personnel.  All ARQULE sales personnel will be recruited by ARQULE at ARQULE’s sole expense, and all DS representatives will be recruited by DS at DS’s sole expense.

(c)           The Parties will strive to establish a transparent and compatible sales reporting system for Co-Commercialized Licensed Products to facilitate call planning and sales personnel activities, and all costs related to such integration shall be borne by DS.

3.             Co-Commercialization Plan.

(a)           Preparation of Annual Co-Commercialization Plan.  DS will prepare, update and amend the Co-Commercialization Plan (including the related budget) and the USJCC shall approve such Co-Commercialization Plan (and related budget), as set forth in the Agreement.  USJCC members shall use reasonable efforts to reach agreement on the Co-Commercialization Plan.  In the event that, despite such reasonable efforts, agreement on the Co-Commercialization Plan cannot be reached by the USJCC within * (*) Business Days after the USJCC first meets to consider such matter, then DS shall have the right to make the final decision on the Co-Commercialization Plan but shall only exercise such rights in good faith after full consideration of the positions of both Parties.

Sched. 2-2

(b)           Reporting.  DS shall provide an update on the performance of the Co-Commercialization Plan to the USJCC no less frequently than quarterly.

(c)           Detail Audit Rights.  Each of DS and ARQULE shall maintain written records of Details performed for a period of * (*) years from the date of performance.  Each Party shall have the right to inspect such records of the other Party to verify Detailing reports provided to the USJCC under the Co-Commercialization Agreement.  Each audited Party shall make its records available for inspection by appropriate representatives of the auditing Party during regular business hours at such place or places where such records are customarily kept, upon reasonable notice from the auditing Party, solely to verify the accuracy of such statements.  Such inspection right shall not be exercised more than once in any Calendar Year.  All information concerning such statements, and all information learned in the course of any audit or inspection, shall be Confidential Information of the audited Party.  The auditing Party shall pay the costs of such inspections, except that in the event there is any downward adjustment in the number of Details shown by such inspection of more than * percent (*%) of the number of Details reported in such statement, the audited Party shall pay the costs of such inspection.

4.             Control Over Marketing, Advertising and Detailing.

(a)           DS shall be solely responsible for the creation, preparation, submission to the USJCC for review and approval, and production and reproduction of all Product Promotional Materials for the Co-Commercialized Licensed Product and such Product Promotional Materials shall be the only materials used by ARQULE in its Detailing of the Co-Commercialized Licensed Products, consistent with the Co-Commercialization Plan.  USJCC members shall use reasonable efforts to reach agreement on the Product Promotional Materials for the Co-Commercialized Licensed Product.  In the event that, despite such reasonable efforts, agreement on such Product Promotional Materials cannot be reached by the USJCC within * (*) Business Days after the USJCC first meets to consider such Product Promotional Materials, then DS shall have the right to make the final decision on such Product Promotional Materials but shall only exercise such right in good faith after full consideration of the positions of both Parties.  All Product Promotional Materials for the Co-Commercialized Licensed Product will display the names and logos of the Parties with equal prominence, as and to the extent permitted by Applicable Laws.

Sched. 2-3

(b)           Neither Party shall engage in any advertising or use any label, package, literature or other written material in connection with a Co-Commercialized Licensed Product in the Co-Commercialization Territory, unless the specific form and content thereof is approved by the USJCC or DS, as applicable.

(c)           General public relations materials of either Party need not be approved by the USJCC, but all representations and statements pertaining to Co-Commercialized Licensed Products that appear in general public relations materials of ARQULE or DS and include subject matter not previously approved by the USJCC shall be subject to the approval of the USJCC.

(d)           Each Party shall annually certify to the other Party that its field sales force (including persons responsible for managing the field sales force) is properly trained with respect to both Co-Commercialized Licensed Product information and compliance with Applicable Laws.

5.             Sales Efforts in the U.S. Territory.  As part of each Co-Commercialization Plan for the U.S. Territory, the USJCC shall determine the targeted level of sales of the applicable Co-Commercialized Licensed Product for the target audience for the Calendar Year covered by such Co-Commercialization Plan.  The Co-Commercialization Plan shall include the number of Details and the allocation between the Parties of such Details to the defined target audience.  The Co-Commercialization Plan shall also establish a minimum and maximum number of total Details by position (i.e., first or second position) to be conducted by the Parties each year for the Co-Commercialized Licensed Product.  The Co-Commercialized Licensed Product shall be included in each Party’s respective sales incentive bonus program for the corresponding sales representatives, with specified links to sales performance.  The Parties shall allocate physicians in the Co-Commercialization target audience in an unbiased manner based on objective, quantifiable information and market research data with the objectives of allocating to each Party those physicians in the Co-Commercialization target audience with the appropriate Detailing frequency to optimize the penetration of such Co-Commercialized Licensed Product and achieve such Co-Commercialization’s sales target.  The Parties recognize that it may be necessary from time to time to reassign individual medical professionals in the target audience to optimize the targeted market opportunity, and, as a result, the USJCC shall be entitled to review the allocation of medical professionals in the target audience as it reasonably determines to be appropriate.

Sched. 2-4

6.             Performance Criteria/Detailing Shortfall.  The Parties shall agree on criteria for measuring each Party’s performance under the Co-Commercialization Agreement.

7.             Training Program.  DS shall exclusively (a) develop a training program for the promotion of all Co-Commercialized Licensed Products in the U.S.  Territory by DS and ARQULE and (b) train all sales personnel of both Parties to be used for the Co-Commercialization of Co-Commercialized Licensed Products in the U.S. Territory prior to commencement of Detailing.  The Parties agree to utilize such training programs on an ongoing basis to assure a consistent, focused promotional strategy and all such training shall be carried out at a time that is mutually acceptable to ARQULE and DS.  No sales personnel of either Party may Detail a Co-Commercialized Licensed Product unless such person successfully completes the training program described in this Section 7.  The costs of such training programs (including, without limitation, the out-of-pocket costs of the development, production, printing of such training materials) shall be borne by DS.

8.             Co-Commercialization Mechanism.

(a)           Sales.  All sales of Co-Commercialized Licensed Products in the U.S.  Territory shall be booked by DS.  If, during the term of the Co-Commercialization Agreement, ARQULE receives orders from customers for a Co-Commercialized Licensed Product, it shall refer such orders to DS.

(b)           Processing of Orders for Co-Commercialized Licensed Products.

(i)           DS shall have sole responsibility for arranging for the distribution and warehousing of Co-Commercialized Licensed Products and for all billing and collections for Co-Commercialized Licensed Products.

(ii)           All orders for Co-Commercialized Licensed Products received and accepted by DS during the term of the Co-Commercialization Agreement shall be executed by DS in a reasonably timely manner consistent with the general practices applied by it in executing orders for other pharmaceutical products sold by it or its Affiliates.

Sched. 2-5

(iii)           DS shall have the discretion to reject any order received by it for a Co-Commercialized Licensed Product; provided, however, that DS shall not reject such orders on an arbitrary basis, but only with reasonable justification and consistent with the general policies applied by it with respect to orders for other pharmaceutical products sold by it or its Affiliates.

(iv)           DS and ARQULE shall comply with all Applicable Laws in selling any Co-Commercialized Licensed Product and ARQULE will follow in all material respects DS promotional guidelines that are provided to ARQULE in writing in advance in the Co-Commercialization Territory.

(c)           DS shall supply the following functions in relation to the Co-Commercialization of Co-Commercialized Licensed Product (i) customer operations/service; (ii) production forecasting and inventory control; (iii) strategic contracting (rebates, Medicaid, Medicare, contract analysis); (iv) managed care internal management (including managed care account managers), (v) managed care external distribution, (vi) sales operations/services, (vii) freight, (viii) accounts payable, (ix) credit and collections, (x) state and federal government affairs representatives, (xi) reimbursement of Medicare and Medicaid expenses and (xii) operation of a vendor hotline.

9.             Regulatory Matters.

(a)           DS shall furnish ARQULE with efficacy and safety information reasonably requested by ARQULE to assist ARQULE in promoting the Co-Commercialized Licensed Product in the United States, including without limitation relevant clinical and safety data included in the NDA for the Co-Commercialized Licensed Product and additional information, if any, related to the efficacy and safety profile of the Co-Commercialized Licensed Product.

Sched. 2-6

(b)           DS and ARQULE will have joint responsibility for and will make all decisions with respect to any recall, market withdrawal, or any other corrective action related to the Co-Commercialized Licensed Product in the United States.  DS will notify and consult with ARQULE prior to implementation of any such actions that are reasonably likely to result in a material adverse effect on the marketability of the Co-Commercialized Licensed Product in the United States and shall consider in good faith any comments ARQULE may have with respect to such implementation.  DS and ARQULE will be jointly responsible for interactions with the FDA or other Regulatory Authorities with regard to such corrective action.

(c)           In accordance with Section 3.10.3(c), the Parties shall exercise Commercially Reasonable Efforts to execute a mutually satisfactory pharmacovigilance agreement for the Territory (the “Pharmacovigilance Agreement”) at least ninety (90) days prior to the date of Commercialization Regulatory Approval in the United States.  The Pharmacovigilance Agreement shall provide for, but not be limited to, the exchange of (i) drug safety information; (ii) Co-Commercialized Licensed Product defect information; (iii) reporting data regarding lack of efficacy; (iv) International Conference on Harmonisation (ICH) seven (7) and fifteen (15) day reports; (v) the creation and maintenance of a master drug safety database; (vi) evaluations derived from drug safety data; and (vii) such other information and data as may be reasonably agreed upon by the parties.  DS will be solely responsible for submitting, recording and storing all data to the FDA and other appropriate Regulatory Authorities.

(d)           DS will be solely responsible for submitting, recording and storing all FDA 2253 submissions.

10.           Miscellaneous.  Other customary terms, including confidentiality, indemnification and termination.

Sched. 2-7